VISION STRATEGY RESULTS.

ANNUAL REPORT
1996

[LOGO]

[ART]

CORPORATE VISION

TO ENSURE THE COMPANY'S GROWTH INTO THE NEXT CENTURY AND BEYOND, WE WILL CONTINUE TO IMPLEMENT WINNING STRATEGIES THAT HAVE GARNERED RECORD RESULTS FOR CONSECUTIVE YEARS. THROUGH THE ONGOING DEVELOPMENT OF OUR UNIQUE FRANCHISE, STOCKHOLDERS WILL CONTINUE TO SHARE IN THE STRONG PERFORMANCE OF STANDARD FINANCIAL, INC.

CONTENTS
Financial Highlights . . . . . . . . . . . . . . . . . . . . . . . . . .3
Letter to Our Stockholders   . . . . . . . . . . . . . . . . . . . . . .4
Vision...Strategy...Results  . . . . . . . . . . . . . . . . . . . . . .6
Financial Review . . . . . . . . . . . . . . . . . . . . . . . . . . . 12
Officers and Board of Directors  . . . . . . . . . . . . . . . . . . . 43

OUR SUPERIOR RESULTS DIRECTLY CORRELATE WITH THE COMPANY'S CLEAR VISION AND STRATEGIES.

FINANCIAL HIGHLIGHTS
Standard Financial, Inc.

At December 31,                                 1996        1995        1994
----------------------------------------------------------------------------
Selected financial data:
(IN THOUSANDS)
  Total assets                            $2,405,221  $2,081,228  $1,739,363
  Loans receivable, net                   $1,485,459  $1,010,777  $  593,047
  Deposits                                $1,719,300  $1,538,546  $1,392,558
  Stockholders' equity                    $  268,078  $  280,886  $  276,659
----------------------------------------------------------------------------
Selected operating data:
(IN THOUSANDS, EXCEPT PER SHARE DATA)
  Net income (excluding one-time
    SAIF assessment)                      $   17,683  $   16,717  $   11,055
  Net income                              $   11,912           -           -
  Net interest income after provision
    for loan losses                       $   61,061  $   58,611  $   48,911
  Total non-interest income               $    8,880  $    5,306  $    3,750
  Total non-interest expense
    (excluding SAIF)                      $   42,388  $   37,692  $   34,813
  Total non-interest expense              $   51,965           -           -
  Book value per share                    $    16.58  $    15.95  $   14.85
  Earnings per share (excluding SAIF)     $     1.13  $     0.98  $     0.37(1)
  Earnings per share                      $     0.76           -           -


(1) Based on net income of $6,468,000 from July 28, 1994 (date of conversion to stock form of ownership) through December 31, 1994

     [GRAPH]                       [GRAPH]                            [GRAGPH]

                        [PHOTO]

David Mackiewich
President,
Chief Executive Officer &
Chairman of the Board

LETTER TO OUR STOCKHOLDERS:

Vision...Strategy...Results.

These three simple words are carefully considered concepts that Standard Financial, Inc. has focused on since becoming a public company in 1994. We believe our continued commitment to these concepts is the best way to further enhance stockholder value.

     Our vision is to continue our impressive growth into the next century and beyond. This vision has its origins in our earliest days as a savings and loan on the southwest side of Chicago. Later, as our customers migrated throughout the Chicagoland region, we expanded to those new areas. This gives us a unique franchise that has now served five generations of customers in the city and the southwest and west suburbs.

     To fulfill our vision, Standard Financial has developed and is executing a dependable, multi-faceted growth strategy. We are creating internal growth of both deposits and mortgages at greater-than-industry averages by marketing our competitive rate CDs, home mortgages and other banking services to a larger market beyond our core franchise. With the acquisition of a new branch in Naperville and plans to start construction on additional branches, we are further expanding our franchise in very promising areas.

                                    [GRAPH]

     Because of the proven, ongoing success of our strategy, I am pleased to report to you that Standard Financial, Inc. has reported a second consecutive year of impressive results in 1996. As we did in 1995, Standard Financial outperformed the thrift industry by posting double-digit growth in total deposits (11.7%) and loans (47.0%). Our total assets climbed to $2.4 billion. Interest income for the year ended December 31, 1996 increased 19.3%, to more than $157 million, compared to 1995.

     As we indicated in last year's report, a federally mandated one-time charge was paid this year to recapitalize the Savings Association Insurance Fund
(SAIF). Excluding the charge for SAIF, our net income increased to $17.7 mil-lion, or $1.13 per share, compared to $16.7 million, or $0.98 per share last year, proving emphatically the profitability of our business strategy. With the SAIF charge factored in, net income for 1996 was $11.9 million, or $0.76 per share. Return on equity for the year improved to 6.60% excluding SAIF, compared to 5.97% in 1995. After the SAIF charge, ROE was 4.45%.

     IT IS OUR STATED GOAL TO CONTINUE TO PAY -- AND INCREASE -- A QUARTERLY DIVIDEND AS THE COMPANY CONTINUES TO IMPROVE ITS FINANCIAL PERFORMANCE.

     With this long-awaited recapitalization of SAIF behind us, we anticipate that we will save approximately 11 cents per share per year on our deposit insurance costs. And if we continue to grow deposits at the above-industry average rates we have in 1995 and 1996, we could realize even greater savings on our insurance costs.

     Stockholder value was further enhanced in 1996 when our growth and profitability enabled our Board of Directors to declare the first-ever quarterly dividends for Standard Financial stockholders. It is our stated goal to continue to pay -- and increase -- a quarterly dividend as the company continues to improve its financial performance.

      While we have achieved this significant growth, we have again managed to improve our already excellent asset quality. Our non-performing loans improved to 0.30% of loans, compared to an already enviable 0.32% for 1995, and our 1996 net charge-offs improved to 0.04% of loans, from 0.15% a year ago.

                                     [GRAPH]

     Let me state now that we could not have achieved this second consecutive year of impressive growth without the dedicated efforts of our employees. Their commitment to both our everyday focus on superior customer service and our vision for Standard Financial's growth continues to be a major factor in our success, and for which they deserve the thanks of all stockholders.

     Our next major, long-term goal will be to reach $3 billion in assets. That will not be easy, but we have a strategy in place to ensure that we continue to build upon the strong growth patterns we already achieved in 1995 and 1996.

     To maintain our position in 1997 as Chicago's fastest-growing thrift institution, we will need to generate deposit, mortgage and revenue increases by: expanding our branch network, both through acquisitions like our new Naperville office and construction of our newly announced facilities; cross-selling our full range of services to our core depositors, as well as to new families drawn to us by our innovative CD, IRA and ARM products; and aggressively marketing our consumer loans, as well as our rapidly growing wholesale mortgage operations.

     We have outlined, in more detail, the elements of our strategy in the following pages. Please take the time to read it so that you, too, can further understand the substantial growth opportunities senior management envisions for Standard Financial, Inc.

     Finally, I would like to express my gratitude to company stockholders for your loyalty and continued support. Our primary commitment, through our vision and strategy, is to achieve the consistently impressive results that provide enhancement of your investment in our company.

Sincerely,

/s/ David Mackiewich
David Mackiewich
President, Chief Executive Officer
and Chairman of the Board

VISION... STRATEGY... RESULTS.

Standard Financial, Inc. is a community-oriented thrift institution offering an increasing variety of financial services to the communities it serves through a 14-branch network of full service offices on the southwest side of Chicago and the nearby western and southwestern suburbs. For the second consecutive year, Standard Financial has outperformed the thrift industry in total deposit growth and mortgage growth, solidifying its position as a leader among Chicagoland thrifts. With assets of $2.4 billion, Standard Financial is the Chicago area's third-largest publicly owned thrift institution.

          Standard Financial's enviable results directly correlate with the Company's vision for the expansion opportunities of its unique, 87-year-old banking franchise and the strategic plan enacted to realize that vision.

          Central to the strategy has been a significant commitment of market research time and resources to more fully understand the Company's five generations of customers, how that customer base is evolving, and planning to develop new products and services to meet the anticipated needs of that changing client base.

RESEARCH HELPS FORM THE STRATEGY

FOR 1996, THE PLAN WAS ENHANCED BY INCLUDING INCREASED WHOLESALE MORTGAGE BUSINESS AND A GREATER CONSUMER LOAN OPERATION.

Research indicated that Standard Financial's core customer base wanted basic banking services like checking and savings accounts, adjustable rate mortgages
(ARMs), flexible-term certificates of deposit (CDs) and individual retirement accounts (IRAs) offered with high levels of customer service. Just as the core customer base had done for the previous 87 years, research was showing that the Company's customers were continuing to migrate from the traditional franchise area to suburbs further southwest and west, in DuPage and Will Counties. Finally, it was determined that the broader Chicago marketplace, in general, offered growth possibilities for these and other products and services.

          The basic tenets of Standard's growth strategy as established in 1995 were: to grow deposits and loans by introducing innovative, flexible term ARMs and CDs with competitive rates, to market those innovative products to the broader Chicago market, to cross-sell other banking services to core and new depositors, and to grow the branch network following customer migration. That plan resulted in one of the greatest years of internal growth in Standard's history. For 1996, the plan was enhanced by including increased emphasis on the wholesale mortgage business through the Company's Standard Financial Mortgage subsidiary, and to establish a greater consumer loan operation.


STANDARD FINANCIAL OUTPERFORMS THE INDUSTRY AGAIN

Standard's strategy has worked so well, that the Company has been a performance leader in the thrift industry for a second consecutive year.

          Drawn to Standard Financial by its innovative CD products, new customers helped total deposits grow by more than 11%, far better than the thrift industry average. The Company's CD deposits jumped 20.95%, while thrift industry certificate growth was flat.

          Equally as important, these flexible-term CDs helped Standard retain a high percentage of previous deposits. And, Standard's IRA growth was 6.90%, again bettering the thrift industry average.

          Acquisition of the Company's newest branch office in Naperville (see separate story) was also a significant contributor to deposit growth. Besides giving Standard Financial its entry position into one of the new suburban Chicago population centers, the branch also had $14.7 million in existing deposits.

CONSUMER LENDING
SHOWS EXCITING POTENTIAL
Standard Financial's consumer loan portfolio has significant expansion potential. By aggressively marketing both home equity products and indirect and direct auto loans, consumer loans increased to $35 million in just 5 months of accelerated operations, from $8 million at July 31, 1996.


          "We have developed an experienced full-time staff of 15 people working on a six-day-per-week basis," says James Chippas, vice president, consumer lending. "By blending direct and secondary auto loan selling, we are finding a very receptive market without compromising asset quality for volume."

          In just half a year, Standard has already established financing referral relationships with 40 auto dealers, after having had no such prior relationships. Additionally, Chippas and his staff are also marketing attractively priced home equity loans and lines of credit to Standard's core base of 15,000 mortgage holders.

          "With our new marketing and sales strategies, combined with our dedication to superior customer service, I believe we can reasonably expect to generate $100 million in consumer loan receivables within a year," says Chippas.

[PHOTO]

[PHOTO]

[PHOTO]


CUSTOMERS
RECOGNIZE STANDARD
AS A DEDICATED,
LOCAL LENDER

Standard Financial's growing reputation as a dedicated Chicago-area lender, headquartered locally, with superior customer service and fast application approvals has been a competitive advantage in retail mortgage operations this year.

          Even as many thrifts continued to focus on fixed-rate loans in 1996, Standard Financial still finds considerable demand, throughout the entire Chicago market, for shorter-term adjustable rate mortgages (ARMs). ARMs for one-to-four family homes, featuring such traditionally shorter terms and competitive rates, have been the dominant mortgage product offered by Standard Financial. As marketing efforts have expanded the Company's outreach, Standard Financial is increasingly viewed as the expert provider of competitive rate, 3-5 year ARMs in greater Chicagoland. With both current customer and professional realtor referrals on the rise for the second year, ARMs accounted for 96% of the $734 million of new mortgage business.

WHOLESALE MORTGAGE EXCEEDS EXPECTATIONS; CONSUMER LENDING PROMISING

NEW CUSTOMERS HELPED TOTAL DEPOSITS GROW BY MORE THAN 11%, FAR BETTER THAN THE THRIFT INDUSTRY AVERAGE.

In 1995, the Company's wholesale mortgage subsidiary, Standard Financial Mortgage (SFM), was operating for only six months but produced impressive numbers. After a full year of operations in 1996, SFM (see separate story) exceeded all internal expectations by generating nearly 2,800 applications and $436 million in loan volume.

            Standard's expanded consumer loan operation (see separate story) was in a similar position in 1996. Beginning in August, as an extension of the Company's growth strategy, the consumer loan operation has done more automobile finance business in five months -- $25 million -- than the Company did in the past five years.

          Similar to the strong results achieved by the wholesale mortgage business, management believes equally aggressive consumer lending efforts can produce loan volumes approaching $100 million in 1997 without compromising asset quality. The consumer loan operation will emphasize auto loans, including Standard's entry into indirect auto lending, as well as home equity lending.

STRATEGY FOR ENHANCING STOCKHOLDER VALUE

The first priority in Standard Financial's ongoing growth strategy must be core customer base retention. Standard must continue to offer those basic banking products and high levels of customer service that originally attracted generations of existing depositors, while cross selling them additional accounts and services. Integral to this core retention will be development of more innovative CD and ARM products.

STANDARD FINANCIAL'S MORTGAGE SUBSIDIARY EXCEEDED ALL EXPECTATIONS BY GENERATING NEARLY 2,800 APPLICATIONS AND $436 MILLION IN LOAN VOLUME.

          After two exceptional years of deposit growth, however, it might not be realistic for Standard to expect substantial deposit growth from core customers in 1997. That's why expansion of the branch network -- either by acquisition or construction -- to broaden the number of customer households will be another primary focal point in the coming year.

EXPANSION OF THE BRANCH NETWORK WILL BE A ANOTHER PRIMARY FOCAL POINT IN THE COMING YEAR.

          Continuing customer migration into far southwestern Cook County and DuPage and Will Counties, all among the fastest growing areas in Illinois, has made those venues the logical places for Standard's expansion plans. Besides the new Naperville branch, agreements are in place for additional branch locations, with construction to begin as early as this spring. Standard Financial management is continually examining acquisition possibilities in current or adjacent markets, with particular attention to a proper operating fit, as well as service territory and customer profile. A feasibility study on branch expansion coincidental with customer movement and overall Chicago-area population growth projections has identified a number of other viable branch sites and it is management's goal to open at least two additional branches by the end of 1997.

          Equally as important will be the growth of the Company's mortgage and consumer lending business in the year to come.


MORTGAGE SUBSIDIARY EXPANDS TRADITIONAL MARKET

          Standard Financial Mortgage Corporation, the Company's new mortgage subsidiary, has become a key component of the bank's potential growth -- in only 1-1/2 years of operation.

          "This year we closed $436 million in loans," says Robert Harring III, president of SFM. "More importantly, we expanded our reach to include the entire greater Chicagoland area."

          SFM has established important relationships with mortgage brokers and small banks throughout Chicago. According to Harring, the subsidiary's success comes from two primary factors: outstanding customer service and loan products that the public wants.

          "Our research has proven that consumers want 3-5 year, adjustable rate mortgages at competitive rates," notes Harring."And SFM will attract top quality loans because of highly competitive products and incomparable professional attention."

          The proven expertise of SFM is even more important as it assumes responsibility for all retail mortgage lending in 1997, aiding the Company's goal to aggressively expand mortgage lending. "We'll be able to market a wider variety of products while ensuring the service people expect and deserve," says Harring. Through SFM, the Company remains dedicated to helping people achieve their dream of home ownership, just as it has for nearly nine decades.

          "With all of Chicagoland to serve, we are excited by the tremendous opportunities to expand our wholesale effort and increase retail sales," concludes Harring.

[PHOTO]

[PHOTO]

[PHOTO]

NAPERVILLE IS
FIRST STEP IN
BRANCH EXPANSION

"In only six months, we increased deposits at our new Naperville office by over $5 million," says branch manager Joe Katauskas. "This kind of growth opportunity is why we'll expand to areas with the same kind of exciting potential."

          Standard Financial's new office -- its 14th branch -- was acquired in June and represents the Company's furthest expansion to date from its traditional franchise area. "We have historically expanded to areas where our customers have migrated, and we are seeing the same positive results at this new office,"explains Katauskas, who previously managed two other established branches for the Company.

          The market for the Naperville office is mostly a residential neighborhood, with condominiums, younger families and significant drive-up business. As anticipated, customers are responding very well to Standard's innovative products and focus on customer service.

          Katauskas explains that competitive-rate CDs with popular short- and mid-length terms are attracting new customers. From there, the challenge is to cross sell the Company's full range of deposit and loan products. "Then we cement those relationships with our superior service," he says.

          In addition to Naperville and other previously announced new branch locations, the Company plans to open two additional offices in 1997. To ensure similarly positive results, Standard will aggressively market a strong and evolving line-up of products and services, while providing the outstanding customer focus now given throughout the branch network.

[PHOTO]
[PHOTO]

          The retail mortgage operation has plans to make even greater inroads to area realtors, with an aim of increased professional referrals. That will complement the historically strong number of current customer referrals, which has been a key component of Standard's past retail mortgage growth. Aided by the Company's broader marketing outreach, Standard Financial Mortgage expects to make even greater market share gains in Chicago's wholesale mortgage business during the next 12 months.

          Finally, the Company will continue to look for new ways to improve its expense structure. Thanks to additional efficiencies identified during 1996, Standard Financial achieved a reduction in operating expense as a percentage of average assets, excluding the one-time SAIF asseeement, to 1.88%, compared with 1.99% in 1995 and 2.14% in 1994.

OFFICES

BRIGHTON PARK              OAK LAWN                     ORLAND PARK
4192 S. Archer Ave.        10350 S. Pulaski Rd.         Orland Greens Shopping
Chicago, IL  60632         Oak Lawn, IL  60453          15014 S. LaGrange Rd.
                                                        Orland Park, IL  60462
47TH STREET                98TH STREET
2555 W. 47th St.           9801 S. Cicero Ave.          ORLAND PARK
Chicago, IL  60632         Oak Lawn, IL  60453          (Drive-Up Location Only)
                                                        15255 S. 94th Ave.
GARFIELD RIDGE             PALOS HEIGHTS                Orland Park, IL  60462
6141 S. Archer Ave.        6410 W. 127th St.
Chicago, IL  60638         Palos Heights, IL  60463     Corporate Headquarters
                                                        800 Burr Ridge Parkway
DOWNERS GROVE              EVERGREEN PARK               Burr Ridge, IL  60521
5100 Forest Ave.           3960 W. 95th St.
Downers Grove, IL  60515   Evergreen Park, IL  60805

LOMBARD
23 N. Main St.
Lombard, IL  60148

WILLOWBROOK
715 Plainfield Rd.
Willowbrook, IL  60521

NAPERVILLE
425 W. Ogden Ave.
Naperville, IL  60563                                       [MAP]

HICKORY HILLS
9357 S. Roberts Rd.
Hickory Hills, IL  60457

HILL CREEK
Hill Creek Shopping Center
8653 W. 95th St.
Hickory Hills, IL  60457

STANDARD FINANCIAL, INC. AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL

Standard Financial, Inc. (the "Company") was organized as the holding company for Standard Federal Bank for savings (the "Bank") in connection with the Bank's conversion from the mutual to stock form of ownership. On July 28, 1994, the Company issued and sold 18,630,000 shares of its common stock at an issuance price of $10.00 per share to complete the conversion. Net proceeds to the Company were $182.5 million after deduction of conversion expenses and underwriting fees of $3.8 million. The Company used $91.3 million of the net proceeds to acquire all of the stock of the Bank. The Bank owns a mortgage banking subsidiary which is in the wholesale mortgage business throughout the Chicago metropolitan area. The Bank also owns an insurance subsidiary which sells brokerage and insurance services.

          The Company's primary business is offering residential first mortgage loans and consumer financing and providing conveniently located deposit facilities with transaction, savings and certificate accounts. The Bank's deposit gathering and lending markets are primarily concentrated in the communities surrounding its full service offices located in the southwestern and western part of the city of Chicago and neighboring suburbs in Cook and DuPage counties, Illinois. At December 31, 1996, the Bank had fourteen full service offices, three of which are located on the southwest side of the City of Chicago and eleven of which are located in Chicago's western and southwestern suburbs, and two limited service offices.

          The Company experienced significant growth during 1996. Total assets of the organization rose by 15.6% to $2.405 billion at the end of December, 1996. Deposits increased by 11.7% to $1.719 billion at year end. Loans grew to $1.485 billion at the end of the year, an increase of 47.0%. As a result of the Company's expansion of its correspondent loan origination network, loan originations and purchases rose to $807.6 million, an increase of $248.6 million or 44.5% over 1995. Capital remained strong at $268.1 million at year end 1996, a decrease from December 31, 1995, as the Company repurchased 1.4 million shares of its stock during the year. The Company paid cash dividends of $0.32 cents per share during this same period.

          Net income declined to $11.9 million, a 28.7% or $4.8 million decrease from 1995's results. This equated to $0.76 per share for 1996. As a result of legislation signed into law on September 30, 1996, the Company recorded $9.6 million, to recognize a one-time charge in the third quarter to recapitalize the Savings Association Insurance Fund ("SAIF"), of the Federal Deposit Insurance Corporation (the "FDIC"). This charge reduced earnings per share by $0.38 in 1996. The recapitalization of SAIF in 1996 is expected to add earnings in future years in the form of reduced deposit insurance costs. The reduction in cost is expected to be approximately 11 cents per share in 1997. The Company's net income excluding the one-time SAIF charge increased to $17.7 million from $16.7 million.


COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED
DECEMBER 31, 1996 AND DECEMBER 31, 1995

GENERAL

Net income for the year ended December 31, 1996, decreased 28.7% to $11.9 million compared to $16.7 million for the year ended December 31, 1995.
Earnings per share for 1996 was $0.76 compared to $0.98 in 1995. The weighted average number of common shares and equivalents outstanding for the years 1996 and 1995 were 15,635,000 and 17,044,000 shares, respectively. Net interest income before provision for loan losses increased $3.3 million or 5.5% to $63.6 million in 1996 compared to $60.3 million in 1995. The provision for loan losses increased $0.8 million to $2.5 million in 1996 from $1.7 million in 1995. The Company's results of operations depend primarily on its level of net interest income, which is the difference between interest earned on interest-earning assets, and the interest paid on interest-bearing liabilities. The Company's earnings also are affected by the level of its other income, including loan servicing, commitment and origination fees, gains and losses on sale of loans and investments, as well as its level of non-interest expenses, including employee compensation and benefits, occupancy and equipment costs, federal deposit insurance premiums and other general and administrative expenses. The Company's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities. Non-interest income increased by $3.6 million or 67.9% to $8.9 million in 1996 from $5.3 million in 1995. Non-interest expense increased by $14.3 million or 37.9% to $52.0 million in 1996 from $37.7 million in 1995.

          Excluding the effect of the one-time SAIF provision, net income for the year increased 6.0% to $17.7 million compared to $16.7 million for 1995. Excluding the one-time SAIF provision, earnings per share for 1996 would have been $1.13 compared to $0.98 in 1995. After the effect of the one-time SAIF provision, the Company had net income of $11.9 million for the year, or earnings per share of $0.76. Excluding the effect of the one-time SAIF provision, non-interest expense would have increased by $4.7 million or 12.5% to $42.4 million in 1996, compared to $37.7 million in 1995.

INTEREST INCOME

Total interest income increased $25.5 million or 19.3% to $157.5 million for 1996 from $132.0 million for 1995. The increase in interest income was the result of average earning assets increasing to $2.191 billion in 1996 from $1.819 billion in 1995. This was slightly offset by a decrease in the yield on earning assets from 7.25% in 1995 to 7.19% in 1996. Interest income on loans increased $33.6 million or 55.6% to $94.0 million in 1996 from $60.4 million in 1995. The increase was the result of growth in average loan outstandings of $506.1 million or 65.3% from $775.4 million in 1995 to $1.281 billion in 1996. Offsetting this was a decline in the portfolio yield on loans from 7.80% in 1995 to 7.34% in 1996, as the result of the large volume of new loans having lower rates than the yield on the beginning of the year portfolio. A majority of these loans have an adjustable rate, and would reprice upward if interest rates rose. Interest income on mortgage-backed and related securities decreased $6.2 million or 10.9% to $50.7 million in 1996 from $56.9 million in 1995. This was the result of a decrease in the average balance of mortgage-backed and related securities of $85.1 million or 10.4% to $731.0 million in 1996 from $816.1 million in 1995. Interest on investment securities decreased by $2.1 million or 16.7% to $10.5 million in 1996 from $12.6 million in 1995. The decrease was due to the average balance of investment securities decreasing $51.8 million or 26.7% to $142.1 million in 1996 from $193.9 million in 1995. Short-term investment interest income decreased by $0.2 million to $1.0 million in 1996 from $1.2 million in 1995. The decrease was due to a decrease in the average balance of short-term investments to $19.1 million in 1996 from $21.3 million in 1995.

INTEREST EXPENSE

Total interest expense increased by $22.2 million or 31.0% to $93.9 million in 1996 from $71.7 million in 1995. The increase in interest expense was the result of a 23.7% increase in the average amount of those liabilities to $1.951 billion in 1996 from $1.577 billion in 1995 and an increase in the average rates paid on interest-bearing liabilities to 4.82% in 1996 from 4.54% in 1995. The increase in the average rate paid on interest-bearing funds was primarily due to the growth in the certificate of deposit portfolio and borrowings.

PROVISION FOR LOAN LOSSES

The provision for loan losses increased to $2.5 million in 1996 from $1.7 million in 1995, an increase of $0.8 million or 47.1%. This increase was primarily caused by growth in the mortgage loan portfolio and charge-offs in the credit card portfolio, a line of business that the Company sold in 1996. The allowance for loan losses at December 31, 1996 was $7.0 million or 0.48% of gross loans outstanding, compared to $5.0 million or 0.50% of gross loans outstanding at December 31, 1995. The allowance for loan loss to total non-performing loans increased to 160.20% at December 31, 1996, compared to 157.45% at December 31, 1995. Total non-performing loans as a percent of total gross loans decreased to 0.30% from 0.32% at year end 1996 compared to year end 1995. Based on management's evaluation of the loan portfolio, past loan loss experience and known inherent risks in the portfolio, management believes that the allowance was adequate.

NON-INTEREST INCOME

Non-interest income increased $3.6 million to $8.9 million in 1996 from $5.3 million in 1995. The 67.9% increase was due to a number of factors. In 1996, the Company recorded a gain of $1.4 million from the sale of loans, of which $1.1 million was from the sale of its credit card portfolio. The Company expects an increase in loan sales due to increased mortgage loan originations which may result in greater fluctuations in non-interest income in future years. Fees from customer services increased $1.3 million to $4.6 million in 1996 from $3.3 million in 1995. Gains from the sales of investments and mortgage-backed securities increased $0.6 million to $1.6 million in 1996 from $1.0 million in 1995.

NON-INTEREST EXPENSE

Non-interest expense increased by $14.3 million or 37.9% to $52.0 million in 1996 from $37.7 million in 1995. Federal insurance premiums were $13.6 million in 1996 and $3.6 million in 1995. Included in the 1996 amount is the one-time charge of $9.6 million to recapitalize the SAIF. Compensation and employee benefits expense increased by $2.5 million to $20.6 million in 1996 from $18.1 million in 1995. Normal salary increases and the absence of a mortgage banking subsidiary for the full year in 1995, accounted for much of this increase. In addition, the expenses related to the Management Recognition and Retention Plan (the "MRP") were for the full year in 1996, versus a little over four months in 1995. These amounts were $1.1 million and $0.6 million respectively. Also, the Employee Stock Ownership Plan (the "ESOP") expense was $2.1 million in 1996 versus $1.9 million in 1995. Occupancy expense increased to $8.7 million in 1996 from $8.3 million in 1995.

          Marketing expense increased to $1.7 million in 1996 from $1.2 million in 1995, which resulted in the Bank successfully promoting new products and increasing aware-ness of existing products. Other general and administrative expenses increased to $7.3 million in 1996 from $6.5 million in 1995. A variety of professional fees and outside services accounted for these increased expenses. Amortization of cost in excess of net assets acquired increased to $135,000 in 1996, from $90,000 in 1995, due to the Naperville Branch acquisition. The Company has addressed the issue of management information systems and the impact of the effects of software changes necessitated by the year 2000. As a result, no significant expenses are anticipated as a result of the new millenium.

          In October 1995, the Financial Accounting Standards Board issued Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. The Statement is effective for the Company as of January 1, 1996. The Statement recommends, but does not require, a change in the accounting for stock-based employee compensation plans (i.e. stock option plans) to recognize compensation expense based upon the estimated fair value of the stock-based compensation at the time it is granted. A company may continue to account for stock-based compensation under current accounting principles, which do not require expense recognition, although disclosure must be made of pro forma net income and earnings per share as if the fair value based method had been applied in measuring compensation cost. The Company retained its current method of accounting for stock options and provided the required disclosure in 1996.

INCOME TAX EXPENSE

Income tax expense decreased $3.4 million to $6.1 million in 1996 from $9.5 million in 1995. The primary reason for the decrease was the decrease of pre-tax income from $26.2 million to $18.0 million. The effective tax rate for 1996 was 33.7% compared with 36.3% for 1995, primarily due to the decrease in state income tax expense.


COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED
DECEMBER 31, 1995 AND DECEMBER 31, 1994

GENERAL

Net income for the year ended December 31, 1995, increased 50.5% to $16.7 million compared to $11.1 million for the year ended December 31, 1994.
Earnings per share for 1995 was $0.98 compared to $0.37 in 1994. The weighted average number of common shares and equivalents outstanding for 1995 was 17,044,000. Earnings per share for 1994 was computed based on the weighted average number of common shares outstanding of 17,382,000 and net income of $6,468,000 from July 28, 1994 (date of conversion to stock form of ownership) through December 31, 1994. Net interest income before provision for loan losses increased $10.7 million or 21.6% to $60.3 million in 1995 compared to $49.6 million in 1994. The provision for loan losses increased $1.0 million to $1.7 million in 1995 from $0.7 million in 1994. The Company's results of operations depend primarily on its level of net interest income, which is the difference between interest earned on interest-earning assets, and the interest paid on interest-bearing liabilities. The Company's earnings also are affected by the level of its other income, including loan servicing, commitment and origination fees, gains and losses on sale of loans and investments, as well as its level of non-interest expenses, including employee compensation and benefits, occupancy and equipment costs, federal deposit insurance premiums and other general and administrative expenses. The Company's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities. Non-interest income increased by $1.5 million or 39.5% to $5.3 million in 1995 from $3.8 million in 1994. Non-interest expense increased by $2.9 million or 8.3% to $37.7 million in 1995 from $34.8 million in 1994.

INTEREST INCOME

Total interest income increased $31.1 million or 30.8% to $132.0 million for 1995 from $100.9 million for 1994. The increase in interest income was the result of average earning assets increasing to $1.819 billion in 1995 from $1.554 billion in 1994. Interest income on loans increased $19.4 million or 47.3% to $60.4 million in 1995 from $41.0 million in 1994. The increase was the result of growth in average loan outstandings of $240.9 million or 45.1% from $534.5 million in 1994 to $775.4 million in 1995. Interest income on mortgage-backed and related securities increased $10.9 million or 23.7% to $56.9 million in 1995 from $46.0 million in 1994. This increase was the result of an increase in the average yield to 6.97% in 1995 from 5.94% in 1994 and an increase in the average balance of mortgage-backed and related securities of $41.3 million or 5.3% to $816.1 million in 1995 from $774.8 million in 1994. Interest on investment securities increased by $1.8 million or 16.7% to $12.6 million in 1995 from $10.8 million in 1994. The increase was due to the average balance of investment securities increasing $18.6 million or 10.6% to $193.9 million in 1995 from $175.3 million in 1994. Short-term investment interest income decreased by $1.2 million to $1.2 million in 1995 from $2.4 million in 1994.
The decrease was due to a decrease in the average balance of short-term investments of $36.2 million.

INTEREST EXPENSE

Total interest expense increased by $20.3 million or 39.5% to $71.7 million in 1995 from $51.4 million in 1994. The increase in interest expense was the result of an increase in the rates paid on interest-bearing liabilities to 4.54% in 1995 from 3.62% in 1994, and an 11.1% increase in the average amount of those liabilities to $1.577 billion in 1995 from $1.420 billion in 1994. The increase in the rate paid on interest-bearing funds was primarily due to the growth in the certificate of deposit portfolio and borrowings.

PROVISION FOR LOAN LOSSES

The provision for loan losses increased to $1.7 million in 1995 from $0.7 million in 1994, an increase of $1.0 million or 142.9%. This increase was primarily caused by charge-offs in the credit card portfolio. The allowance for loan losses at December 31, 1995 was $5.0 million or 0.50% of gross loans outstanding, compared to $4.5 million or 0.75% of gross loans outstanding at December 31, 1994. Based on management's evaluation of the loan portfolio, past loan loss experience and known inherent risks in the portfolio, management believes that the allowance was adequate.

NON-INTEREST INCOME

Non-interest income increased $1.5 million to $5.3 million in 1995 from $3.8 million in 1994. The increase was due to gains on the sale of securities which were sold to provide liquidity for the repurchase of shares of the Company's outstanding stock. Fees from customer services of $3.3 million in 1995 remained constant.

NON-INTEREST EXPENSE
Non-interest expense increased by $2.9 million or 8.3% to $37.7 million in 1995 from $34.8 million in 1994. Compensation and employee benefits expense increased by $1.9 million to $18.1 million in 1995 from $16.2 million in 1994. The Company accrued $1.9 million in expense relating to the ESOP in 1995 as compared to the $1.1 million expended for the Money Purchase Plan and the ESOP in 1994. The Money Purchase Plan was discontinued in May 1994, and replaced by the ESOP in August 1994. ESOP expense was $1.9 million in 1995 and $0.5 million in 1994. Under GAAP, expense under the ESOP reflects the market value of shares released to participants. The difference between the market value and the cost of shares released, which equaled $0.6 million in 1995, was reflected as an increase in additional paid-in capital. The MRP, which was approved by the shareholders in 1995, was $0.6 million in that year. Occupancy expense increased to $8.3 million in 1995 from $7.1 million in 1994, as the result of placing in service the Company's new operations center in January, 1995.

          Federal insurance premiums were $3.6 million in 1995 and 1994. Other general and administrative expenses increased to $6.5 million in 1995 from $6.3 million 1994. A variety of professional fees and outside services accounted for these increased expenses. Amortization of cost in excess of net assets acquired, decreased to $90,000 in 1995, from $840,000 in 1994, due to a portion of goodwill being fully amortized in August, 1994.

INCOME TAX EXPENSE

Income tax expense increased $2.7 million to $9.5 million in 1995 from $6.8 million in 1994. The primary reason for the increase was the increase of pre-tax income from $17.8 million to $26.2 million. The effective tax rate for 1995 was 36.3% compared with 38.1% for 1994. The decrease in the effective tax rate was primarily the result of the reduction in nondeductible goodwill.


COMPARISON OF CHANGES IN FINANCIAL CONDITION

At December 31, 1996, total consolidated assets of the Company were $2.405 billion, an increase of $0.324 billion or 15.6% as compared to assets of $2.081 billion at December 31, 1995. The growth in assets is part of the Company's plan to more fully leverage the additional capital raised in 1994. The growth in assets helped reduce the Company's equity to assets ratio from 13.50% at December 31, 1995 to 11.15% at December 31, 1996.

          As the growth of the Company's asset base continues, management has attempted to implement its strategy of reconfiguring the asset mix to a larger proportion of loans as compared to investment and mortgage-backed and related securities. The Company's lending focus is primarily 1 to 4 family mortgage loans in the Chicagoland area. In 1996, the Company also expanded the consumer loan department into indirect auto loans to diversify its lending portfolio both in collateral and in maturity as automobile loans are much shorter in average life than mortgages, and also have higher yields than mortgages.

          Cash and cash equivalents decreased $26.3 million or 37.8% from $69.6 million at December 31, 1995, to $43.3 million at December 31, 1996. The decrease was due to investing the funds in higher yielding mortgage loans.

          Investment securities increased $15.7 million or 11.4% from $137.8 million at December 31, 1995, to $153.5 million at December 31, 1996, primarily because a portion of the proceeds from the maturities of mortgage-backed and related securities were reinvested in investment securities.

          Mortgage-backed and related securities decreased $152.6 million or 19.0% from $804.0 million at December 31, 1995, to $651.4 million at December 31, 1996. During 1996, the Company primarily used the proceeds from maturities in its mortgage-backed securities and related securities portfolio to fund loan growth.

          The Company also invests in mortgage-related securities consisting of Collateralized Mortgage Obligations ("CMOs") and Real Estate Mortgage Investment Conduits ("REMICs"). At December 31, 1996, the Company had $26.7 million in CMOs and REMICs as compared to $45.9 million at December 31, 1995. At December 31, 1996, this portfolio consisted of $10.2 million in inverse floating rate REMICs; $3.7 million in fixed rate REMICs; $0.8 million in inverse floating rate CMOs; and $12.0 million in fixed rate CMOs. In addition to the general risk of mortgage-backed and related securities, the primary risk associated with the Company's portfolio of CMOs and REMICs is that of prepayment and reinvestment risk because the majority of such securities are fixed rate securities bearing interest at rates substantially above prevailing market rates and interest rate risk relative to the inverse floaters in the event of a general increase in interest rates.

          Loans receivable increased $474.7 million or 47.0% from $1.011 billion at December 31, 1995, to $1.485 billion at December 31, 1996. The increase in loans receivable was due to the expansion of the Company's correspondent loan origination network and an increased emphasis on consumer lending in 1996. In 1996, of the Company's $807.6 million of originations, $671.9 were originated by correspondents while in 1995, $368.4 million of the Company's $559.0 million of originations were originated by correspondents. Correspondents are mortgage bankers and brokers that originate loans for the Company using rates and underwriting guidelines that the Company sets. The correspondents are paid a fee for loans that are acquired. The Company only funds those loans that meet
its underwriting     standards.  As mortgage loan production grows, the Company intends to increase the amount of loans sold, but plans to retain the servicing to generate future additional fee income.

          Deposits increased by $180.8 million or 11.7% from $1.539 billion at December 1995 to $1.719 billion at December 31, 1996. The growth in deposits was a result of the Company's efforts to promote certificates of deposit that had terms, features and rates that were attractive to existing customers as well as new customers. The Company then took advantage of the opportunity of having the additional customer relationships to sell those customers other products and services offered by the Company. The result of this cross-selling can be seen in the fact that the average NOW account balance for 1996 increased 6.37% over the average balance for 1995.

          Borrowings increased 63.8% to $385.0 million at December 31, 1996, from $235.0 million at December 31, 1995. The Bank's increased borrowings from the Federal Home Loan Bank of Chicago (the "FHLB") were utilized to fund the growth of loans.

INTEREST RATE SENSITIVITY

The Company manages its exposure to interest rate risk by emphasizing the origination or purchase of adjustable rate mortgage ("ARM") loans and mortgage-backed securities and the purchase of investments with a short term to maturity for its portfolio. The Company also seeks to match the maturities of assets with deposits and FHLB borrowings. Management believes that investing in ARM loans and mortgage-backed securities, although possibly sacrificing short-term profits compared to the yields obtainable through fixed rate investments, reduces the Company's exposure to the risk of interest rate fluctuations and thereby enhances long-term profitability. The Company's portfolio of mortgage-backed and related securities has net unamortized premiums of $4.6 million. If prepayments accelerate, the amortization of the premium will increase and lower the net yield of the securities over their remaining lives. The majority of the mortgage related securities portfolio was purchased at a discount and therefore does not have the risk of acceleration of premium amortization. The Company also invests in inverse floating rate securities. These securities, which have been purchased at a discount in the aggregate, have yields that move opposite to the direction of interest rates. In periods of falling interest rates and the resulting accelerated prepayments of loans and mortgage-backed securities, inverse floating rate securities will provide higher yields to help offset the falling yields on other assets.

          At December 31, 1996, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same time period by $188.9 million. This represented a negative cumulative one year gap ratio of 7.9%. Thus, during periods of falling interest rates, it is expected that the cost of interest-bearing liabilities would fall more quickly than the yield on interest-earning assets, which would positively affect net interest income. In periods of rising interest rates, the opposite effect on net interest income is expected. The Company's one-year gap ratio at December 31, 1995, was a negative 2.3%.

          Certain shortcomings are inherent in the method of analysis presented in the following table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as ARM loans and mortgage-backed and related securities, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In addition, the proportion of ARM loans and mortgage-backed and related securities in the Company's portfolio could decrease in future periods if market interest rates remain at or decrease below current levels due to refinance activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.



                                                                            More Than       More Than
                                                Within        Four To        One Year     Three Years
                                                 Three         Twelve        To Three         To Five      Over Five
At December 31, 1996                            Months         Months           Years           Years          Years        Total
----------------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
Interest-earning assets (1):
Mortgage loans :
  Fixed                                      $   6,303      $  18,839       $  50,808        $ 53,499      $ 57,932     $  187,381
  Variable                                      61,809        120,009         459,986         574,155        46,223      1,262,182
Consumer loans                                     398          1,165           5,055          20,029         8,864         35,511
Mortgage-backed and related securities (2):
  Fixed                                            689          2,067           5,512           5,578         7,419         21,265
  Variable                                     148,882        417,993          63,303               -             -        630,178
Investment securities and other assets (3)      88,187         36,928          16,856          43,323        10,571        195,865
----------------------------------------------------------------------------------------------------------------------------------
  Total                                        306,268        597,001         601,520         696,584       131,009      2,332,382

Interest-bearing liabilities:
Deposits (4):
  NOW accounts                                   4,186         12,558          33,487          33,487        16,542        100,260
  Passbook savings accounts                     14,879         44,636         119,030         119,030        58,801        356,376
  Money market deposit accounts                 74,959              -               -               -             -         74,959
  Certificates of deposit                      317,847        623,145         205,046          26,605           147      1,172,790
Borrowings                                           -              -         200,000         160,000        25,000        385,000
----------------------------------------------------------------------------------------------------------------------------------
  Total                                        411,871        680,339         557,563         339,122       100,490      2,089,385
----------------------------------------------------------------------------------------------------------------------------------
Excess (deficiency) of interest-earning
  assets over interest-bearing liabilities   $(105,603)     $ (83,338)      $  43,957        $357,462      $ 30,519     $  242,997
----------------------------------------------------------------------------------------------------------------------------------
Cumulative excess (deficiency) of
  interest-earning assets over
  interest-bearing liabilities               $(105,603)     $(188,941)      $(144,984)       $212,478      $242,997
----------------------------------------------------------------------------------------------------------------------------------
Cumulative excess (deficiency) of
  interest-earning assets over
  interest-bearing liabilities as a %
  of total assets                               (4.39%)        (7.86%)         (6.03%)          8.83%        10.10%


          1) Adjustable and floating rate assets are included in the earlier of the period in which interest rates are next scheduled to adjust or the period in which they are due, and fixed rate assets are included in the periods in which they are scheduled to be repaid based on scheduled amortization. For fixed rate mortgage loans and mortgage-backed and related securities, an annual prepayment rate of 13% was used, which management believes accurately reflects the Company's historical experiences.

          2) Balances have been increased for unamortized premiums and reduced for unearned discounts.

          3) Amounts shown reflect the repricing of inverse floating rate securities during the indicated period. Such securities have rates which reset in the opposite direction of interest rates and thus are reflected as a reduction in total assets repricing in that period. When inverse floating rate securities mature, the amount shown for such period reflects the principal amount of such security plus the negative effect of repricing in prior periods. Balances have been reduced for discounts.

          4) Although the Company's NOW accounts and passbook savings accounts generally are subject to immediate withdrawal, management considers a certain amount of such accounts to be core deposits having significantly longer effective maturities based on the Company's retention of such deposits in changing interest rate environments. NOW accounts and passbook savings accounts are assumed to be withdrawn at annual rates of 16.7%, which management believes accurately reflects the Company's expected historical experience. If all of the Company's NOW accounts and passbook savings accounts had been assumed to be subject to repricing within one year, the one-year cumulative deficiency of interest-earning assets to interest-bearing liabilities would have been $569.3 million or 23.7% of total assets.

ASSET QUALITY

The Company regularly reviews its assets to determine that the allowance for loss is adequate. The review consists of a comparison of the allowance for loss to historical loss experience while incorporating the impact of any classified loan. Management also reviews its allowance adequacy in light of the outlook for the general economy and regulatory environment.

          The following table sets forth information regarding non-performing loans, investments and real estate owned at the dates indicated. It is the Company's policy to stop accruing interest and to reverse any previously recorded but uncollected interest on loans delinquent 90 days or more. On nonaccrual mortgage-backed securities, interest is recognized on a cash basis. There were no restructured loans within the meaning of Statement of Financial Accounting Standards ("SFAS") 15 at December 31, 1996, or any prior indicated dates.

          Loan quality has remained at an excellent level with non-performing loans to gross loans decreasing to 0.30% at December 31, 1996 from 0.32% at December 31, 1995. Net real estate held for sale also decreased during the same period from $180,000 to $70,000.

          Private mortgage-backed securities generally provide higher yields than mortgage-backed securities issued by government agencies. Management believes that private mortgage-backed securities are a good source of adjustable rate securities. Although many private mortgage-backed securities have contractual credit-enhancements protection, there is still a greater risk of loss of principal and interest compared to mortgage-backed securities issued and guaranteed by a federal agency. All securities in the Company's private mortgage-backed securities portfolio were rated A or better by Moody's at the time of purchase. At December 31, 1996, the securities in the Company's private mortgage-backed securities portfolio totaled $267.2 million, of which $13.3 million in securities were rated below A; as compared to a total of $304.1 million, of which $16.9 million in securities were rated below A at December 31, 1995. The increase in non-accrual mortgage-backed securities during 1996 was due to a decrease in remaining credit enhancement and a down-grade in credit rating relative to three private-issue mortgage-backed securities. These securities as well as all the other private mortgage-backed securities are being monitored on at least an annual basis for credit problems with the securities on non-accrual analyzed monthly. The three securities added to non-accrual status in 1996 had fair values at December 31, 1996 of $3.2 million compared to amortized cost of $4.8 million. If these securities were to experience additional credit deterioration to the point where the Company would consider an impairment to be other than temporary, additional writedowns to fair value would be required at that time. It is management's opinion that no additional writedown on the non-accrual mortgage-backed securities or any other mortgage-backed security is necessary at this time.

          On January 1, 1995, the Bank adopted SFAS No. 114, ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN as amended by SFAS No. 118, ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN - INCOME RECOGNITION AND DISCLOSURE. The adoption had no effect on the financial position of the Company and no effect on the results of operations for the years ended December 31, 1996 or 1995. There were no impaired loans as defined by SFAS No. 114 at December 31, 1996 or 1995.


December 31,                            1996     1995     1994     1993     1992
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)

Non-accrual mortgage loans           $ 4,362  $ 2,795  $ 3,853  $ 3,948  $ 3,234
Non-accrual consumer loans                 0      411      375      224      169
--------------------------------------------------------------------------------
  Total non-performing loans           4,362    3,206    4,228    4,172    3,403

Net real estate held for sale             70      180      100       55      354
Non-accrual mortgage-backed and
  related securities                  11,138    8,508   10,547    5,296        -
--------------------------------------------------------------------------------
  Total non-performing assets        $15,570  $11,894  $14,875  $ 9,523  $ 3,757
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Total non-performing assets to
  total assets                         0.65%    0.57%    0.86%    0.63%    0.25%
Total non-performing loans to
  gross loans                          0.30%    0.32%    0.71%    0.77%    0.67%
Allowance for loan losses to
  total non-performing loans         160.20%  157.45%  106.50%  103.55%   53.60%
Total non-performing
  mortgage-backed and related
  securities to gross
  mortgage-backed and related
  securities                           1.71%    1.06%    1.39%    0.70%    0.00%
Interest on non-performing
  loans and mortgage-backed
  and related securities in
  accordance with original
  terms                              $ 1,811  $ 1,403  $ 1,335  $   183  $   176
Interest income included in
  net income                           1,306    1,220      881       45       78
--------------------------------------------------------------------------------
Net reduction of interest income     $   505  $   183  $   454  $   138  $    98
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

AVERAGE BALANCE SHEET

The following table sets forth certain information relating to the Company's consolidated average statements of condition and the consolidated statements of income for the years ended December 31, 1996, 1995 and 1994 and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. Average balances are derived principally from average daily balances and include non-accruing assets. The yields and costs include fees which are considered adjustments to yields. Interest income on non-accruing assets is reflected in the period it is collected and not in the period it is earned. In the opinion of management, such amounts are not material to net interest income or net change in net interest income in any period. Non-accrual assets are included in the average balances and do not have a material effect on the average yield.


Year ended December 31,                               1996                               1995                         1994
------------------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                                                                                      December
                                                   Average                           Average                       Average  31, 1996
                               Average              Yield/      Average               Yield/     Average            Yield/  Weighted
                               Balance   Interest     Cost      Balance   Interest      Cost     Balance  Interest    Cost      Rate
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Interest-earning assets:
  Short term investments    $   19,102   $  1,049    5.49%   $   21,340   $  1,214     5.69%  $   57,489  $  2,425   4.22%     6.50%
  Investment securities        142,078     10,541    7.42%      193,852     12,624     6.51%     175,297    10,761   6.14%     6.60%
  Mortgage-backed and
   related securities          731,035     50,724    6.94%      816,141     56,860     6.97%     774,825    46,017   5.94%     7.22%
  Loans receivable           1,281,458     94,023    7.34%      775,381     60,443     7.80%     534,497    41,021   7.67%     7.22%
  Investment in FHLB stock      17,529      1,159    6.61%       12,533        832     6.64%      11,921       708   5.94%     7.00%
------------------------------------------------------------------------------------------------------------------------------------
    Total interest-earning
      assets                 2,191,202    157,496    7.19%    1,819,247    131,973     7.25%   1,554,029   100,932   6.49%     7.17%

Non-interest-earning
 assets                         63,032                           71,638                           69,917
------------------------------------------------------------------------------------------------------------------------------------
    Total assets            $2,254,234                       $1,890,885                       $1,623,946
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing
 liabilities
  NOW accounts              $  102,972   $  2,105    2.04%   $   96,807   $  2,006     2.07%  $   92,496  $  1,991   2.15%     2.00%
  Money market deposit
   accounts                     78,665      2,440    3.10%       82,031      2,693     3.28%     102,710     2,800   2.73%     3.15%
  Passbook savings
   accounts                    366,828      9,199    2.51%      385,897      9,632     2.50%     451,604    11,809   2.61%     2.53%
  Certificates of
   deposit                   1,080,361     60,211    5.57%      898,708     50,213     5.59%     714,876    32,768   4.58%     5.70%
  Borrowings                   321,859     19,980    6.21%      113,649      7,123     6.27%      26,575     1,207   4.54%     6.11%
  Stock subscriptions                -          -        -            -          -         -      31,435       786   2.50%         -
------------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing
 liabilities                 1,950,685     93,935    4.82%    1,577,092     71,667     4.54%   1,419,696    51,361   3.62%     4.97%

Non-interest-bearing
 liabilities                    35,792                           33,752                           27,113
------------------------------------------------------------------------------------------------------------------------------------
    Total liabilities        1,986,477                        1,610,844                        1,446,809

Stockholders' equity           267,757                          280,041                          177,137
------------------------------------------------------------------------------------------------------------------------------------

    Total liabilities
      and stockholders'
      equity                $2,254,234                       $1,890,885                       $1,623,946
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Net interest income
 before provision for
 loan losses and net
 interest spread                         $ 63,561    2.37%                $ 60,306     2.71%              $ 49,571   2.87%     2.20%
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Net yield on earning
 assets                                              2.90%                             3.31%                         3.19%

Ratio of
 interest-earning assets
 to interest-bearing
 liabilities                                         1.12X                             1.15x                         1.09x
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------


RATE/VOLUME ANALYSIS

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (change in rate multiplied by prior volume) and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.



                                                  Year ended December 31, 1996                   Year ended December 31, 1995
                                                           Compared to                                    Compared to
                                                  Year ended December 31, 1995                   Year ended December 31, 1994
---------------------------------------------------------------------------------------------------------------------------------
                                                       Increase (Decrease)                            Increase (Decrease)
                                                     In Net Interest Income                         In Net Interest Income
                                                             Due To                                         Due To
--------------------------------------------------------------------------------------------------------------------------------
                                             Volume            Rate            Net           Volume         Rate             Net
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)
INTEREST-EARNING ASSETS:
  Short term investments                    $  (127)       $    (38)       $  (165)       $  (1,525)     $    314        $ (1,211)
  Investment securities                      (3,370)          1,287         (2,083)           1,139           724           1,863
  Mortgage-backed and related securities     (5,932)           (204)        (6,136)           2,454         8,389          10,843
  Loans receivable                           39,474          (5,894)        33,580           18,476           946          19,422
  Investment in FHLB stock                      332              (5)           327               36            88             124
---------------------------------------------------------------------------------------------------------------------------------
    Total interest-earning assets            30,377          (4,854)        25,523           20,580        10,461          31,041

INTEREST-BEARING LIABILITIES:
  NOW accounts                                  128             (29)            99               93           (78)             15
  Money market deposit accounts                (110)           (143)          (253)            (565)          458            (107)
  Passbook savings accounts                    (477)             44           (433)          (1,715)         (462)         (2,177)
  Certificates of deposit                    10,154            (156)         9,998            8,420         9,025          17,445
  Borrowings                                 13,055            (198)        12,857            3,953         1,963           5,916
  Stock subscriptions                             -               -              -             (786)            -            (786)
---------------------------------------------------------------------------------------------------------------------------------
    Total interest-bearing liabilities       22,750            (482)        22,268            9,400        10,906          20,306
---------------------------------------------------------------------------------------------------------------------------------

    Net change in interest income          $  7,627         $(4,372)       $ 3,255          $11,180      $   (445)        $10,735
---------------------------------------------------------------------------------------------------------------------------------



CAPITAL COMPLIANCE

Office of Thrift Supervision (the "OTS") regulations require the Bank to comply with the following minimum capital standards: a leverage (or core capital) requirement consisting of a minimum ratio of core capital (which, as defined by the OTS, is comprised primarily of stockholders' equity) to total assets of 3%; a tangible capital requirement consisting of a minimum ratio of tangible capital (defined as core capital minus all intangible assets other than a specified amount of purchased mortgage servicing rights) to total assets of 1.5%; and a risk-based capital requirement, consisting of a minimum ratio of total capital to total risk-weighted assets of 8%, with at least 50% of total capital consisting of core capital.

          At December 31, 1996, the Bank exceeded all regulatory minimum capital requirements. The table on the next page sets forth information relating to the Bank's regulatory capital compliance at December 31, 1996.

          The capital requirements described below are minimum requirements. Higher capital requirements will be required by the OTS if warranted by the particular circumstances or risk profile of an individual institution. For example, OTS regulations provide that additional capital may be required to take adequate account of the risks posed by concentrations of credit, nontraditional activities and the institution's ability to manage such risks.
 Further, the OTS may require an institution to maintain additional capital to account for its interest rate risk ("IRR") exposure. Under OTS regulations, the OTS quantifies each institution's level of IRR exposure based on data reported by the institution to the net present value of the institution's assets, liabilities and off-balance sheet positions resulting from a hypothetical 200 basis point increase or decrease in interest rates. IRR exposure, as measured by the OTS, is used as the basis for determining whether the institution must hold additional risk-based capital to account for IRR. The Bank has not been required by OTS to maintain capital in excess of the minimum regulatory requirements set forth above.


                                                                      Excess of
                                                                     Actual Bank
                            Regulatory            Actual Bank       Capital Over
                           Requirements             Capital          Regulatory
                         Amount   Percent     Amount     Percent    Requirements
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)

Risk-based               $76,930    8.00%     $206,386     21.46%   $129,456
Leverage (core)           70,464    3.00       199,398      8.49     128,934
Tangible                  35,225    1.50       198,966      8.47     163,741

LIQUIDITY

The Company's primary sources of funds are deposits, principal and interest payments on loans, mortgage-backed and related securities and investment securities, and advances from the FHLB and other borrowed funds. While scheduled maturities of investments and scheduled amortization of loans are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

          The Bank is required to maintain an average daily balance of liquid assets and short-term liquid assets as a percentage of net withdrawable deposits plus short-term borrowings as defined by the OTS regulations. This requirement, which may vary at the direction of the OTS depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The minimum required liquidity and short-term liquidity ratios are currently 5.00% and 1.00%, respectively. The Bank's liquidity ratios were 7.46% and 8.92% at December 31, 1996 and 1995, respectively. The Bank's short-term liquidity ratios were 4.50% and 5.28% at December 31, 1996 and 1995, respectively. Excess funds are generally invested in high quality, short-term marketable investments and federal funds. In the event that the Bank should require funds beyond its ability to generate them internally, additional sources of funds are available through the use of advances from the Company, the FHLB, and other commercial banking sources.

          The Company's most liquid assets are cash and investments in highly liquid short-term investments. The level of these assets is dependent on the Company's operating, financing, lending and investing activities during any given period. At December 31, 1996 and 1995, assets qualifying for short-term investment totaled $94.2 million and $89.6 million, respectively.

          The Company's cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities and financing activities. Net cash provided by operating activities, consisting of the results of operations of the Company, adjusted primarily for non-cash amortization of expenses and changes in assets and liabilities, were $8.8 million and $22.2 million for 1996 and 1995, respectively. Net cash used in investing activities, consisting of purchases and maturities of investments, changes in the level of mortgage loans, and payment for property and equipment, were $342.7 million and $341.8 million for 1996 and 1995, respectively. Net cash provided by financing activities, consisting primarily of changes in deposit and escrow accounts and changes in borrowed funds, were $307.6 million and $313.0 million for 1996 and 1995, respectively.

          At December 31, 1996, the Company had outstanding loan commitments of $60.7 million and anticipates that it will have sufficient funds available to meet these commitments. Certificates of deposit which are scheduled to mature in one year or less from December 31, 1996, totaled $941.0 million. Management believes that a significant portion of such deposits will remain with the Company based upon prior experience with such deposits.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This annual report, including the Chairman's Letter to Stockholders, contains certain forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995, and is including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse affect on the operations and future prospects of the Company and its subsidiaries include, but are not limited to, changes in: interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company's market area and accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Further information concerning the Company and its business, including additional factors that could materially affect the Company's financial results, is included in the Company's filings with the Securities and Exchange Commission.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
FOR STANDARD FINANCIAL, INC. AND SUBSIDIARIES



At December 31,                                                1996            1995         1994(1)            1993            1992
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)

SELECTED FINANCIAL DATA:
Total assets                                             $2,405,221      $2,081,228      $1,739,363      $1,508,840      $1,506,132
Cash and cash equivalents                                    43,298          69,571          76,097          66,843          45,027
Loans receivable, net                                     1,485,459       1,010,777         593,047         525,969         505,550
Investment securities                                       153,501         137,807         253,604         101,861          98,235
Mortgage-backed and related securities                      651,443         804,010         759,860         754,781         811,023
Deposits                                                  1,719,300       1,538,546       1,392,558       1,371,214       1,379,605
Borrowings                                                  385,000         235,000          50,000          25,000          10,000
Retained income/stockholders' equity                        268,078         280,886         276,659          96,069          92,201

SELECTED OPERATING DATA:
Total interest income                                    $  157,496      $  131,973      $  100,932      $   98,399      $  109,098
Total interest expense                                       93,935          71,667          51,361          52,839          65,479
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income before provision for loan losses         63,561          60,306          49,571          45,560          43,619
  Provision for loan losses                                   2,500           1,695             660           3,053             390
-----------------------------------------------------------------------------------------------------------------------------------
  Net interest income after provision for loan losses        61,061          58,611          48,911          42,507          43,229

NON-INTEREST INCOME (LOSS):
  Net gain (loss) on sales of investments, mortgage-
    backed securities and loans                               2,964           1,132            (763)            617             474
  Write-down of mortgage-backed securities                        -               -               -          (6,767)              -
  Fees for customer services                                  4,631           3,263           3,241           3,422           3,509
  Other income                                                1,285             911           1,272           1,518           1,739
-----------------------------------------------------------------------------------------------------------------------------------
  Total non-interest income (loss)                            8,880           5,306           3,750          (1,210)          5,722

NON-INTEREST EXPENSE:
  Compensation and benefits                                  20,629          18,056          16,190          16,644          14,715
  Occupancy                                                   8,728           8,335           7,112           7,237           5,547
  Marketing                                                   1,745           1,198           1,630           1,477           1,166
  Federal insurance premiums                                 13,569           3,564           3,590           3,075           3,177
  Amortization of cost in excess of net assets
    acquired                                                    135              90             840           1,208           1,185
  Other operating expenses                                    7,159           6,449           5,451           5,233           6,336
-----------------------------------------------------------------------------------------------------------------------------------
  Total non-interest expense                                 51,965          37,692          34,813          34,874          32,126
-----------------------------------------------------------------------------------------------------------------------------------
  Income before income tax expense                           17,976          26,225          17,848           6,423          16,825
  Federal and state income taxes                              6,064           9,508           6,793           2,555           6,818
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                               $   11,912      $   16,717      $   11,055      $    3,868      $   10,007
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Per Share Data:
  Earnings                                               $     0.76      $     0.98      $     0.37(2)          n/a             n/a
  Cash dividends                                               0.32               -               -             n/a             n/a
  Book value at year end                                      16.58           15.95           14.85             n/a             n/a
  Market price at year end                                    19.63           14.63            9.50             n/a             n/a



(1) Standard Financial, Inc. (the "Company") was organized as the holding company for Standard Federal Bank for savings in connection with the Bank's conversion from mutual to stock form of ownership. On July 28, 1994, the Company issued and sold 18,630,000 shares of its common stock at an issuance price of $10.00 per share. Net proceeds to the Company were $182.5 million after deduction of conversion expenses and underwriting fees of $3.8 million.

(2) Earnings per share for 1994 are computed based on the weighted average number of common shares outstanding of 17,382,000 and net income of $6,468,000 from July 28, 1994 (date of conversion to stock form of ownership) through December 31, 1994.

SELECTED FINANCIAL RATIOS AND OTHER DATA
FOR STANDARD FINANCIAL, INC. AND SUBSIDIARIES


At or for the Year Ended December 31,              1996     1995       1994      1993      1992
(DOLLARS IN THOUSANDS)
PERFORMANCE RATIOS
  Return on average assets                         0.53%     0.88%     0.68%     0.26%     0.68%
  Return on average assets excluding
    one-time SAIF provision                        0.78        -         -         -         -
  Return on average equity                         4.45      5.97      6.24      3.88     11.29
  Return on average equity excluding
    one-time SAIF provision                        6.60        -         -         -         -
  Dividend payout ratio                           44.63        -         -         -         -
  Equity to total assets                          11.15     13.50     15.91      6.37      6.12
  Average equity to average assets                11.88     14.81     10.91      6.64      6.04
  Core deposits to total deposits                 31.76     36.95     43.85     48.34     46.11
  Interest spread during period                    2.37      2.71      2.87      2.98      2.87
  Net interest margin                              2.90      3.31      3.19      3.17      3.10
  Non-interest expenses to average assets          2.31      1.99      2.14      2.32      2.19
  Net interest income to operating expenses        1.22x     1.60x     1.42x     1.31x     1.36x
  Average interest-earning assets to average
    interest-bearing liabilities                   1.12x     1.15x     1.09x     1.05x     1.05x


ASSET QUALITY RATIOS
  Non-performing assets to total assets            0.65%     0.57%     0.86%     0.63%     0.25%
  Non-performing loans to gross loans              0.30      0.32      0.71      0.77      0.67
  Non-performing mortgage-backed and
    related securities to gross mortgage-backed
    and related securities                         1.71      1.06      1.39      0.70        -
  Allowance for loan losses to gross loans         0.48      0.50      0.75      0.80      0.36
  Allowance for loan losses to
    non-performing loans                         160.20    157.45    106.50    103.55     53.60
  Net charge-offs to average loans                 0.04      0.15      0.09      0.11      0.10

REGULATORY CAPITAL RATIOS
  Tangible ratio                                   8.47      9.94     11.12      6.26      5.91
  Core ratio                                       8.49      9.95     11.14      6.37      6.12
  Total risk-based ratio                          21.46     25.22     29.21     16.74     15.46

OTHER DATA
  Number of deposit accounts                    183,260   172,048   162,473   160,755   163,767
  Number of real estate loans in portfolio       15,295    11,031     9,118     9,357     9,683
  Number of real estate loans serviced
    (in portfolio and sold)                      16,780    11,888    10,321    10,668    11,059
  Loan originations (in thousands)             $807,598  $559,003  $204,299  $294,338  $258,737
  Full service customer facilities                   14        13        13        13        12

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Standard Financial, Inc.

       We have audited the accompanying consolidated statements of condition of Standard Financial, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Standard Financial, Inc. and Subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.




/s/ Ernst & Young LLP



Chicago, Illinois
January 27, 1997

STANDARD FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CONDITION

December 31,                                                                                   1996            1995
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS EXCEPT PER SHARE DATA)

ASSETS
Cash                                                                                     $   17,464      $   22,620
Interest-bearing deposits at depository institutions                                         25,834          46,951
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                                    43,298          69,571
Investment securities                                                                       153,501         137,807
Mortgage-backed and related securities                                                      651,443         804,010
Loans receivable, net                                                                     1,466,541       1,010,777
Loans held for sale                                                                          18,918               -
Investment in Federal Home Loan Bank stock, at cost                                          20,500          12,802
Office properties and equipment, at cost                                                     27,267          28,468
Accrued interest receivable                                                                  15,015          13,754
Other assets                                                                                  8,738           4,039
--------------------------------------------------------------------------------------------------------------------
Total assets                                                                             $2,405,221      $2,081,228
--------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits                                                                               $1,719,300      $1,538,546
  Advances from Federal Home Loan Bank of Chicago                                           385,000         235,000
  Advance payments by borrowers for taxes and insurance                                      11,470           7,854
  Federal and state income taxes payable                                                      1,270           4,044
  Miscellaneous liabilities                                                                  20,103          14,898
--------------------------------------------------------------------------------------------------------------------
  Total liabilities                                                                       2,137,143       1,800,342

Stockholders' equity:
  Preferred stock, $.01 par value; 1,000 shares authorized; none outstanding                      -               -
  Common stock, $.01 par value; 25,000 shares authorized; 1996 - 19,093 shares issued,
    16,174 shares outstanding; 1995 - 19,082 shares issued, 17,608 shares outstanding           191             191
  Additional paid-in capital                                                                189,459         188,443
  Unrealized net gain on securities available-for-sale net of income taxes                    2,431           3,581
  Retained income, substantially restricted                                                 130,437         123,841
  Treasury stock, at cost (1996 - 2,920 shares; 1995 - 1,474 shares)                        (41,085)        (19,411)
  MRP shares                                                                                 (3,745)         (4,879)
  ESOP shares                                                                                (9,610)        (10,880)
--------------------------------------------------------------------------------------------------------------------
  Total stockholders' equity                                                                268,078         280,886
--------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                               $2,405,221      $2,081,228
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES.

STANDARD FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31,                                                     1996           1995           1994
----------------------------------------------------------------------------------------------------------------
(IN THOUSANDS EXCEPT PER SHARE DATA)
INTEREST INCOME
Loans                                                                   $ 94,023       $ 60,443       $ 41,021
Mortgage-backed and related securities                                    50,724         56,860         46,017
Investment securities and interest-bearing deposits                       12,749         14,670         13,894
----------------------------------------------------------------------------------------------------------------
Total interest income                                                    157,496        131,973        100,932

INTEREST EXPENSE
Deposits                                                                  73,955         64,544         49,368
Borrowings                                                                19,980          7,123          1,207
Deposits on stock subscriptions                                                -              -            786
----------------------------------------------------------------------------------------------------------------
Total interest expense                                                    93,935         71,667         51,361
----------------------------------------------------------------------------------------------------------------
Net interest income before provision for loan losses                      63,561         60,306         49,571

Provision for loan losses                                                  2,500          1,695            660
----------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                       61,061         58,611         48,911

NONINTEREST INCOME
Fees for customer services                                                 4,631          3,263          3,241
Net gain (loss) on sales of investments and mortgage-backed securities     1,578          1,009           (669)
Net gain (loss) on sales of loans                                          1,386            123            (94)
Other                                                                      1,285            911          1,272
----------------------------------------------------------------------------------------------------------------
Total noninterest income                                                   8,880          5,306          3,750

NONINTEREST EXPENSE
Compensation and benefits                                                 20,629         18,056         16,190
Occupancy                                                                  8,728          8,335          7,112
Federal insurance premiums                                                 3,992          3,564          3,590
Special SAIF assessment                                                    9,577              -              -
Marketing                                                                  1,745          1,198          1,630
Other general and administrative expenses                                  7,294          6,539          6,291
----------------------------------------------------------------------------------------------------------------
Total noninterest expense                                                 51,965         37,692         34,813
----------------------------------------------------------------------------------------------------------------
Income before federal and state income taxes                              17,976         26,225         17,848
Federal and state income taxes                                             6,064          9,508          6,793
----------------------------------------------------------------------------------------------------------------
Net income                                                              $ 11,912       $ 16,717       $ 11,055
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Earnings per share                                                      $   0.76       $   0.98       $   0.37
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES.

STANDARD FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                 Unrealized
                                                                    Gain
                                                                 (Loss) on
                                                    Additional   Securities
                                   Common Stock       Paid-in    Available-  Retained  Treasury       MRP     ESOP
                                  Issued   Amount     Capital     For-Sale    Income      Stock     Shares   Shares    Total
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)

Balance at January 1, 1994           -     $    -     $    -       $    -    $ 96,069   $   -     $    -   $     -   $  96,069
Net income for the year              -          -          -            -      11,055       -          -         -      11,055
Net proceeds from stock
  offering                      18,630        186    182,336            -           -       -          -         -     182,522
Unrealized loss, net of
  income taxes, on securities
  available-for-sale                 -          -          -         (837)          -       -          -         -        (837)
Common stock acquired by ESOP        -          -          -            -           -       -          -   (12,696)    (12,696)
ESOP shares released                 -          -          -            -           -       -          -       546         546
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994    18,630        186    182,336         (837)    107,124       -          -   (12,150)    276,659
Net income for the year              -          -          -            -      16,717       -          -         -      16,717
Change in unrealized gain
  (loss), net of income taxes,
  on securities
  available-for-sale                 -          -          -        4,418           -       -          -         -       4,418
Purchase of treasury stock           -          -          -            -           - (19,411)         -         -     (19,411)
Issuance of MRP shares             452          5      5,519            -           -       -     (5,524)        -           -
MRP shares earned, net               -          -          -            -           -       -        645         -         645
ESOP shares released                 -          -        588            -           -       -          -     1,270       1,858
-------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1995    19,082        191    188,443        3,581     123,841 (19,411)    (4,879)  (10,880)    280,886
Net income for the year              -          -          -            -      11,912       -          -         -      11,912
Dividends declared
  ($0.32 per share)                  -          -          -            -      (5,316)      -          -         -      (5,316)
Change in unrealized
  net gain on securities
  available-for-sale net
  of income taxes                    -          -          -       (1,150)          -       -          -         -      (1,150)
Purchase of treasury stock           -          -          -            -           - (21,674)         -         -     (21,674)
Options exercised                   21          -        243            -           -       -          -         -         243
Tax benefit from options
  exercised                          -          -         27            -           -       -          -         -          27
ESOP shares released                 -          -        799            -           -       -          -     1,270       2,069
MRP shares forfeited               (23)         -       (281)           -           -       -        281         -           -
Issuance of MRP shares              13          -        228            -           -       -       (228)        -           -
MRP shares earned, net               -          -          -            -           -       -      1,081         -       1,081
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996    19,093       $191   $189,459       $2,431    $130,437$(41,085)   $(3,745) $ (9,610)   $268,078
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES.

STANDARD FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,                                                         1996           1995            1994
---------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)

OPERATING ACTIVITIES
Net income                                                                  $ 11,912        $ 16,717        $ 11,055
Adjustments to reconcile net income to net cash provided
  by operating activities:
    Provision for depreciation                                                 3,288           3,127           2,659
    Provision for loan losses                                                  2,500           1,695             660
    Amortization of premiums and discounts
      and net deferred loan fees                                                 849            (192)         (1,707)
    ESOP and MRP expense                                                       3,150           2,503             546
    Deferred income taxes                                                     (1,009)            798            (322)
    Proceeds from sales of loans                                              42,219           2,751           9,440
    Loans originated for sale                                                (42,061)         (2,628)         (9,534)
    Net (gain) loss on sale of securities available-for-sale                  (1,578)         (1,009)            669
    (Increase) decrease in current income taxes                               (1,001)           (464)          2,352
    Increase in interest receivable                                           (1,261)         (2,327)         (2,990)
    Increase in miscellaneous liabilities                                      5,205           2,360           3,688
    Other                                                                    (13,408)         (1,136)          3,334
---------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                      8,805          22,195          19,850

INVESTING ACTIVITIES
Proceeds from sales of investment securities available-for-sale              105,682         116,906          39,248
Proceeds from maturity and repayment of investment securities
  available-for-sale                                                         399,874         336,920          55,613
Purchases of investment securities available-for-sale                       (519,994)       (330,034)       (173,121)
Purchases of investment securities held to maturity                                -               -        (485,926)
Proceeds from maturity and repayment of investment securities
  held to maturity                                                                 -               -         413,166
Proceeds from maturity and repayment of mortgage-backed
  and related securities held  to maturity                                         -         171,555         211,559
Purchases of mortgage-backed and related securities held to maturity               -        (215,523)       (218,192)
Proceeds from maturity and repayment of mortgage-backed
  and related securities available-for-sale                                  210,961               -               -
Purchases of mortgage-backed and related securities available-for-sale       (59,826)              -               -
Loan principal repayments                                                    288,370         137,846         137,760
Loan originations                                                           (765,537)       (538,387)       (167,733)
Loans purchased                                                                    -         (17,988)        (27,032)
Office property and equipment, net                                            (2,200)         (3,054)        (10,563)
---------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                       (342,670)       (341,759)       (225,221)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

STANDARD FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Year Ended December 31,                                           1996           1995           1994
------------------------------------------------------------------------------------------------------
(IN THOUSANDS)

FINANCING ACTIVITIES
Net decrease in passbook, NOW, and money market accounts     $ (22,430)    $  (42,162)     $ (52,086)
Net increase in certificates of deposit                        203,126        187,956         73,393
Proceeds of advances from Federal Home Loan Bank               194,500        210,000         50,000
Proceeds from maturity and repayment of advances
  from Federal Home Loan Bank                                  (44,500)       (25,000)       (25,000)
Net increase (decrease) in advance payments by borrowers         3,616          1,655         (1,508)
Net proceeds from stock offering                                     -              -        182,522
Common stock acquired by ESOP                                        -              -        (12,696)
Stock options exercised                                            270              -              -
Dividends paid                                                  (5,316)             -              -
Purchase of treasury shares                                    (21,674)       (19,411)             -
------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                      307,592        313,038        214,625
------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents               (26,273)        (6,526)         9,254
Cash and cash equivalents at beginning of year                  69,571         76,097         66,843
------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                     $  43,298     $   69,571      $  76,097
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during year for interest on:
  Deposits                                                   $  73,897     $   64,350      $  49,477
  Borrowings                                                    19,101          6,159          1,050
------------------------------------------------------------------------------------------------------
                                                             $  92,998     $   70,509      $  50,527
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
Income taxes                                                 $   8,075     $    8,659      $   8,030
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
Transfer of loans to real estate held for sale               $     240     $      422      $     100
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
Transfer of loans to loans held for sale                     $  17,690     $        -      $       -

------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES.

STANDARD FINANCIAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BACKGROUND AND BUSINESS


Standard Financial, Inc. (the Company) is a non-diversified savings and loan holding company headquartered in Chicago, Illinois, which wholly owns Standard Federal Bank for savings (the Bank) and Capitol Equities Corporation. The Company operates 14 full-service banking offices on the southwest side of Chicago and nearby suburbs. The Company was organized in connection with the Bank's conversion from mutual to stock form of ownership. On July 28, 1994, the Company issued and sold 18,630,000 shares of its common stock at an issuance price of $10.00 per share. Net proceeds to the Company were $182.5 million after deducting conversion and offering expenses and underwriting fees of $3.8 million. The Bank's subsidiary, Standard Financial Mortgage Corporation, purchases, originates, sells, and services mortgage loans.

       The Company offers a variety of retail deposit and lending services and is principally engaged in attracting retail deposits from the general public and investing the funds in residential mortgage loans and mortgage-backed securities. The Company's lending activities are concentrated primarily in the Chicago metropolitan area it serves.

       The Company is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.


2.  SIGNIFICANT ACCOUNTING PRINCIPLES


PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts and results of operations of the Company and its wholly owned subsidiaries, the Bank and Capitol Equities Corporation, and the Bank's subsidiaries, Standard Financial Mortgage Corporation and SFB Insurance Agency, Inc. All significant intercompany balances have been eliminated in consolidation.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS
Cash equivalents represent highly liquid assets with a maturity of three months or less when purchased.

INVESTMENT AND MORTGAGE-BACKED AND RELATED SECURITIES
The carrying amount of securities is dependent upon their classification as held to maturity, trading, or available-for-sale. The accounting for securities in each of the three categories is as follows:

     HELD TO MATURITY
     Debt securities for which the Company has the positive intent and ability to hold to maturity are classified as held to maturity and are recorded at cost, net of unamortized premiums and discounts. Discounts and premiums are amortized using the interest method over the estimated remaining contractual life of the assets. Declines in value judged to be other than temporary by management are included in the statement of income. At December 31, 1996 and 1995, the Company did not have any securities classified as held to maturity.

     TRADING
     Trading account assets are carried at fair value, with any unrealized gains and losses included in earnings. At December 31, 1996 and 1995, the Company did not have any securities classified as trading.

     AVAILABLE-FOR-SALE
     Debt securities not classified as held to maturity and all equity securities are classified as available-for-sale and are recorded at fair value, with unrealized gains and losses included as a separate component of stockholders' equity. Discounts and premiums are amortized using the interest method over the estimated remaining contractual life of the assets. Realized gains and losses and declines in value judged to be other than temporary are included in the statement of income. The cost of securities sold is based on specific identification.

            On November 15, 1995, the FASB staff issued a Special Report, A GUIDE TO IMPLEMENTATION OF STATEMENT 115 ON ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. In accordance with provisions in that Special Report, the Company chose to reclassify all securities from held to maturity to available-for-sale. At the date of transfer, December 31, 1995, the amortized cost of those securities was $872,383,000 and the net unrealized gain on those securities was $2,067,000, which was included in stockholders' equity, net of tax.

LOANS RECEIVABLE

Loans receivable are stated at unpaid principal balances, net of undisbursed proceeds, the allowance for loan losses, net deferred loan origination fees, and unearned premiums and discounts.

     Interest on loans receivable is recorded as income as required monthly payments become due. Allowances are established for uncollected interest on loans and mortgage-backed securities on which any payments are more than 90 days past due at which time previously accrued but uncollected interest is reversed from income. Interest thereafter is recognized on a cash basis until such time the loan is again contractually current.

LOAN FEES
Loan origination fees and direct costs related to processing successful mortgage loan applications or acquiring servicing rights are deferred and amortized as an adjustment of the related loan's yield. Costs associated with processing unsuccessful mortgage loan applications are charged directly to expense.

LOANS HELD FOR SALE
Loans held for sale consist of the principal balance outstanding on loans secured by first mortgage liens on one-to-four family homes. Loan origination fees and direct origination costs are deferred and included in the carrying amount of the loans. Loans held for sale are generally sold within 30 to 90 days of funding and are carried at the lower of cost or market value determined on an aggregate basis.

ALLOWANCE FOR LOAN LOSSES
The allowance for loan losses is maintained at a level believed adequate by management to absorb losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio and, among other things, growth and composition of the portfolio, general economic conditions, prior loss experience, and collateral value. Future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for losses and may require modifications to the allowance based on their judgments of information available at the time of the examination.

     SFAS No. 114, ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN, as amended by SFAS No. 118, was adopted by the Company as of January 1, 1995. Under SFAS No. 114, a loan is impaired when it is probable that all principal and interest amounts due will not be collected in accordance with its contractual terms. Pursuant to SFAS No. 114, to the extent the recorded investment of an impaired loan exceeds the present value of the loan's expected future cash flows or other measures of value, a valuation allowance is established for the difference. In making such determination of impairment and amount of loss as permitted by the Statement, loans with homogeneous characteristics (including one-to-four family mortgages and consumer loans) are excluded from this measurement.

     The Company did not have any impaired loans at December 31, 1996 and 1995.

MORTGAGE SERVICING RIGHTS
In May 1996, the Financial Accounting Standards Board issued SFAS No. 122, ACCOUNTING FOR MORTGAGE SERVICING RIGHTS. The Statement provides guidance for the recognition of loan servicing rights as an asset and the measurement of impairment of those rights. The Company adopted the Statement on January 1, 1996. Such adoption did not have a material effect on financial position or results of operation.

     The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans which includes loan product type (i.e., fixed or adjustable rate) and interest rate bands. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

PENDING ACCOUNTING CHANGE
The FASB issued SFAS No. 125, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES, which requires the Company to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered in accordance with the criteria provided in the Statement. The Company will apply the new rules prospectively to transactions beginning in the first quarter of 1997. Based on current circumstances, the Company believes the application of the new rules will not have a material impact on the financial statements.

DEPRECIATION
Depreciation of office properties and equipment is computed on a straight-line basis over the estimated useful lives of the related assets.

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)
Compensation expense under the ESOP is equal to the fair value of common shares released or committed to be released to participants in the ESOP. Common stock purchased by the ESOP and not committed to be released to participants is included in the statement of condition at cost as a reduction to stockholders' equity.

STOCK OPTIONS
The Company has elected to follow Accounting Principles Board (APB) Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and the related Interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB Opinion No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

MANAGEMENT RECOGNITION AND RETENTION PLAN (MRP)
The cost of shares granted under the MRP is recognized as compensation expense over the vesting period. Granted awards under the MRP that have not vested are included in the statement of condition, at cost, as a reduction to stockholders' equity.

INCOME TAXES
The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

EARNINGS PER SHARE
Earnings per share are computed based on the weighted average number of common shares and equivalents outstanding utilizing the treasury stock method. Stock options and shares granted under the MRP represent the common stock equivalents of the Company. ESOP shares not committed to be released to participants are not considered outstanding for purposes of computing earnings per share amounts.

     The weighted average number of common shares and equivalents deemed outstanding for 1996 and 1995 were 15,635,000 and 17,044,000, respectively. Earnings per share for 1994 was computed based on the weighted average number of common shares deemed outstanding of 17,382,000 and net income of $6,468,000 from July 28, 1994 (date of conversion to stock form of ownership) through December 31, 1994.

RECLASSIFICATIONS
Certain amounts in the 1995 and 1994 consolidated financial statements have been reclassified to conform with the 1996 presentation.

3.  INVESTMENT SECURITIES

The amortized cost and fair values of investment securities follows:

                                             Gross          Gross
                          Amortized     Unrealized     Unrealized          Fair
December 31, 1996              Cost          Gains         Losses         Value
--------------------------------------------------------------------------------
(IN THOUSANDS)

AVAILABLE-FOR-SALE
U.S. government and
  agency securities        $115,271           $886            $55      $116,102
Corporate obligations        37,402             39             42        37,399
--------------------------------------------------------------------------------
                           $152,673           $925            $97      $153,501
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                             Gross          Gross
                          Amortized     Unrealized     Unrealized          Fair
December 31, 1995              Cost          Gains         Losses         Value
--------------------------------------------------------------------------------
(IN THOUSANDS)

AVAILABLE-FOR-SALE
U.S. government and
  agency securities        $100,810         $3,102            $19      $103,893
Corporate obligations        33,606            309              1        33,914
--------------------------------------------------------------------------------
                           $134,416         $3,411            $20      $137,807
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The amortized cost and fair values of investment securities at December 31, 1996, by contractual maturity, are shown below.

                                               Amortized                   Fair
                                                    Cost                  Value
--------------------------------------------------------------------------------
(IN THOUSANDS)

AVAILABLE-FOR-SALE
Due in one year or less                        $  76,751              $  76,842
Due after one year through five years             65,510                 66,096
Due after five years through 10 years                601                    604
Due after 10 years                                 9,811                  9,959
--------------------------------------------------------------------------------
                                                $152,673               $153,501
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The change in unrealized holding gains (losses), net of income taxes, on available-for-sale securities included as a separate component of stockholders' equity totaled $1,150,000 and $4,418,000 during 1996 and 1995, respectively.

     Proceeds from the sale of investment securities available-for-sale totaled $105,682,000, $116,906,000, and $39,248,000 for the years ended December 31,
1996, 1995, and 1994, respectively. Gross gains and gross losses of $1,770,000 and $192,000, respectively, were realized on the sale of investment securities available-for-sale in 1996. Gross gains and gross losses of $1,350,000 and $341,000, respectively, were realized on the sale of investment securities available-for-sale in 1995. Gross gains and gross losses of $0 and $669,000, respectively, were realized on the sale of investment securities available-for-sale in 1994.

     The Company invests in corporate obligations of issuers with a Moody's Investors Service rating of A/P2 or better at date of purchase.

4.  MORTGAGE-BACKED AND RELATED SECURITIES

The amortized cost and fair values of mortgage-backed and related securities follows:

                                              Gross          Gross
                             Amortized   Unrealized     Unrealized          Fair
December 31, 1996                 Cost        Gains         Losses         Value
--------------------------------------------------------------------------------
(IN THOUSANDS)

AVAILABLE-FOR-SALE
Mortgage-backed securities    $623,072       $7,983         $6,306      $624,749
Collateralized mortgage
  obligations and REMICs        25,211        1,507             24        26,694
--------------------------------------------------------------------------------
                              $648,283       $9,490         $6,330      $651,443

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                              Gross          Gross
                             Amortized   Unrealized     Unrealized          Fair
December 31, 1995                 Cost        Gains         Losses         Value
--------------------------------------------------------------------------------
(IN THOUSANDS)

AVAILABLE-FOR-SALE
Mortgage-backed securities    $758,140     $  9,327         $9,362      $758,105
Collateralized mortgage
  obligations and REMICs        43,359        2,556             10        45,905
--------------------------------------------------------------------------------
                              $801,499      $11,883         $9,372      $804,010
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Inverse floating collateralized mortgage obligations with an amortized cost of $10,730,000 and $11,067,000, with fair values of $11,010,000 and $11,455,000, were held at December 31, 1996 and 1995, respectively. These securities were primarily collateralized by Federal Home Loan Mortgage Corporation (FHLMC) and Federal National Mortgage Association (FNMA) mortgage-backed securities.

     The mortgage-backed and related securities portfolio included $4,552,000 and $5,368,000 in net unamortized purchase premiums at December 31, 1996 and 1995, respectively.

     Mortgage-backed and related securities by issuer are summarized at December 31, 1996 and 1995, as follows:

                                                        1996             1995
--------------------------------------------------------------------------------
FNMA                                                      31%               30%
FHLMC                                                     26                27
Government National Mortgage
  Association (GNMA)                                       -                 1
Private issuers                                           43                42
--------------------------------------------------------------------------------
                                                        100%              100%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



     Mortgage-backed securities issued by FNMA, FHLMC, and GNMA are either directly or indirectly guaranteed by the U.S. Treasury. Private issuer securities are not guaranteed and expose the Company to credit risk. Although all securities are of investment grade at the time of purchase, at December 31, 1996, private issuer securities with a carrying value of $13,322,000 were below investment grade.

     Interest income on private issuer mortgage-backed securities with an amortized cost of $11,138,000 and $8,508,000 was recognized on a cash basis at December 31, 1996 and 1995, respectively.

     At December 31, 1996 and 1995, the investment and mortgage-backed securities with an amortized cost of $47,373,000 and $49,478,000, respectively, were pledged to depositors with large deposit accounts at the Bank.

5.  LOANS RECEIVABLE, NET

Loans receivable, net, at December 31 consisted of the following:

                                                        1996              1995
--------------------------------------------------------------------------------
(In Thousands)

Mortgage loans originated:
  One-to-four family                              $1,352,858        $  902,186
  Multifamily                                         12,634            11,160
  Commercial                                           7,322             6,666
Mortgage loans and participations
  purchased, primarily
  one-to-four family                                  57,831            73,371
--------------------------------------------------------------------------------
                                                   1,430,645           993,383
Consumer loans                                        35,511            21,538
--------------------------------------------------------------------------------
                                                   1,466,156         1,014,921
Allowance for losses                                  (6,988)           (5,048)
Undisbursed portion of loan proceeds                    (805)           (1,951)
Unearned premiums on loans                            10,130             4,580
Unearned discounts on loans                           (1,247)             (905)
Net deferred loan origination fees                      (705)             (820)
--------------------------------------------------------------------------------
                                                  $1,466,541        $1,010,777
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     Activity in the allowance for loan losses is summarized as follows:

Year Ended December 31,                      1996           1995           1994
--------------------------------------------------------------------------------
(IN THOUSANDS)

Balance at beginning of year               $5,048         $4,503         $4,320
Provision for loan losses                   2,500          1,695            660
Charge-offs                                  (605)        (1,241)          (522)
Recoveries                                     45             91             45
--------------------------------------------------------------------------------
Balance at end of year                     $6,988         $5,048         $4,503
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

6.  LOAN SERVICING

Mortgage loans serviced for others are not included in the consolidated statements of condition. The unpaid principal balances of mortgage loans serviced for others were $109,012,000 and $53,584,000 at December 31, 1996 and 1995, respectively.

     Funds held in trust for borrowers and investors maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $1,175,000 and $599,000 at December 31, 1996 and 1995,
respectively.

     Mortgage servicing rights, included in other assets, of $614,000 were capitalized in 1996. A valuation reserve of $13,000 has been recorded at December 31, 1996, for mortgage servicing right strata in which amortized cost
exceeded their fair value.   Amortization of mortgage servicing rights was
$58,000 in 1996.


7.  OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment at December 31 are summarized as follows:

                                                        1996              1995

(IN THOUSANDS)

COST
Land                                                 $ 6,073           $ 5,623
Buildings                                             28,321            27,457
Parking lot improvements                                 477               477
Automobiles                                              230               212
Furniture and equipment                               10,232             9,670
--------------------------------------------------------------------------------
                                                      45,333            43,439
Less:  Allowance for depreciation                     18,066            14,971
--------------------------------------------------------------------------------
                                                     $27,267           $28,468
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

8.  DEPOSITS

Deposits at December 31 are summarized as follows:

                                                        1996              1995
--------------------------------------------------------------------------------
Passbook savings accounts                         $  356,376        $  370,935

Negotiable Order of Withdrawal accounts              114,657           115,804
Money market deposit accounts                         74,959            81,683
Certificates of deposit                            1,172,790           969,664
--------------------------------------------------------------------------------
                                                   1,718,782         1,538,086
Accrued interest                                         518               460
--------------------------------------------------------------------------------
                                                  $1,719,300        $1,538,546
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     As of December 31, 1996, certificates of deposit had scheduled maturity dates as follows:

                                                      Amount           Percent
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)

1997                                              $  940,992              80.2%
1998                                                 172,305              14.7
1999                                                  32,741               2.8
2000                                                  19,391               1.7
Thereafter                                             7,361               0.6
--------------------------------------------------------------------------------
                                                  $1,172,790             100.0%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The aggregate amount of certificates of deposit in excess of $100,000 was approximately $23,692,000 and $20,193,000 at December 31, 1996 and 1995,
respectively.

9.  ADVANCES FROM FEDERAL HOME LOAN BANK
    OF CHICAGO

Advances from the Federal Home Loan Bank of Chicago (FHLB) consisted of the following at December 31:

                                           1996                        1995
--------------------------------------------------------------------------------
Year of Maturity        Amount       Fixed Rate      Amount            Rate
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)

     1996             $      -              -%      $ 25,000           5.92%
     1998              125,000           6.09         75,000           5.99
     1999               75,000           6.20              -           -
     2000              135,000           6.25        135,000           6.25
     2001               25,000           6.15              -           -
     2003               25,000           5.70              -           -
--------------------------------------------------------------------------------
                      $385,000                      $235,000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The Bank is required to maintain unencumbered loans in its portfolio of at least 167% of outstanding amounts as collateral for advances from the FHLB. The investment in Federal Home Loan Bank stock also serves as collateral.

10.  INCOME TAXES

The provision for income taxes consisted of the following:

Year Ended December 31,                  1996            1995           1994
--------------------------------------------------------------------------------
(IN THOUSANDS)

Current federal                        $7,338          $8,273         $6,768
Current state                            (265)            437            347
Deferred expense (benefit)             (1,009)            798           (322)
--------------------------------------------------------------------------------
                                       $6,064          $9,508         $6,793
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:

Year Ended December 31,                   1996            1995           1994
--------------------------------------------------------------------------------
(IN THOUSANDS)

Statutory rate                           35.0%           35.0%          35.0%

Additions (subtractions):
  State income taxes                     (1.3)            1.3            1.1
  Low income housing credit              (0.7)           (0.5)          (0.7)
  Non-deductible amortization
    of excess of cost over net
    assets of acquired                      -                       -    1.5
  Other                                   0.7             0.5            1.2
--------------------------------------------------------------------------------
Effective rate                          33.7%           36.3%          38.1%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The Bank qualified under provisions of the Internal Revenue Code that permitted it to deduct from taxable income an allowance for bad debts that differed from the provision for such losses charged to income. Such amounts accumulated prior to 1988 qualify for a permanent deferral. Accordingly, retained income at December 31, 1996, included approximately $24,500,000 for which no provision for federal income taxes had been made. If in the future this portion of retained income is distributed or the Bank no longer qualifies for tax purposes as a bank, federal and state income taxes may be imposed at the then-applicable rates. If incurred, the tax liability related to this balance would approximate $9,700,000.

     Significant components of deferred tax liabilities and assets at December 31, 1996 and 1995 were as follows:

                                                        1996            1995
--------------------------------------------------------------------------------
(IN THOUSANDS)

Deferred tax liabilities:
  Loan fees deferred for
    income tax purposes                              $   553         $   396
  Depreciation                                             -             324
  FHLB stock dividends                                   720             676
  Other                                                  485             385
  Unrealized gain due to market value
    increase in securities                             1,557           2,321
--------------------------------------------------------------------------------
                                                       3,315           4,102
Deferred tax assets:
  Depreciation                                            66               -
  General valuation allowance                          2,072           1,310
  Other                                                  348             187
--------------------------------------------------------------------------------
                                                       2,486           1,497
--------------------------------------------------------------------------------
  Net deferred tax liability                         $   829          $2,605
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

11.  STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL

The Bank established a liquidation account for the benefit of eligible depositors as of September 30, 1993 (the eligibility record date) who continue to maintain their deposit accounts in the Bank after the Bank's conversion to stock ownership. In the unlikely event of a liquidation, each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account in an amount proportionate to current adjusted qualifying balances before any liquidation distribution may be made with respect to the stockholders. The balance of the liquidation account approximates $62.7 million (unaudited) at December 31, 1996.

     The Bank may not declare or pay a cash dividend on, or repurchase any of, its capital stock if the effect thereof would cause stockholders' equity of the Bank to be reduced below either the amount required for the liquidation account or if such declaration and payment would otherwise violate regulatory requirements.

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of core, tangible, and risk-based capital. Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

     As of December 31, 1996, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum core, tangible, and risk-based capital ratios as set forth in the subsequent table. There have been no conditions or events since that notification that management believes have changed the Bank's category. The qualification results in a lower assessment of FDIC Premiums and other benefits. These amounts, as well as the Bank's actual capital amounts and ratios, are shown on the following page.


                                                                              To Be Well Capitalized
                                                                                        Under Prompt
                                                                For Capital        Corrective Action
                                            Actual    Adequacy     Purposes               Provisions
----------------------------------------------------------------------------------------------------
                             Amount         Ratio      Amount        Ratio       Amount        Ratio
----------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)

AS OF DECEMBER 31, 1996
Risk-based                 $206,386        21.46%     $76,930         8.00%    $ 96,163        10.00%
Core                        199,398         8.49       70,464         3.00      117,439         5.00
Tangible                    198,966         8.47       35,225         1.50       58,709         2.50

AS OF DECEMBER 31, 1995
Risk-based                  205,365        25.22       65,133         8.00       81,416        10.00
Core                        200,317         9.95       60,466         3.00      100,777         5.00
Tangible                    200,204         9.94       30,203         1.50       50,338         2.50

12.  RETIREMENT AND SAVINGS PLANS

The Bank sponsors a defined-contribution plan (the 401(k) Plan) covering substantially all employees. Employees are eligible to participate in the 401(k) Plan after completing a 12-month period of service and attaining the age of 21 years. The 401(k) Plan permits participants to elect to have salary deferral contributions made in amounts between 1% and 12% of their annual compensation. The Bank makes matching contributions to the 401(k) Plan at 50% of the first 6% of salary deferral contributions. The expense relating to this plan was approximately $226,000, $227,000, and $223,000 for the years ended December 31, 1996, 1995, and 1994, respectively.

     The Bank adopted an employee stock ownership plan (the ESOP) on July 28, 1994, for the benefit of employees of the Bank. The ESOP invests in the common stock of the Company. All employees who have completed at least one year of credited service at the Company and have attained the age of 21 are eligible to participate in the ESOP. All eligible employees receive an allocation of common stock in the ratio that the compensation, as defined, of each eligible employee for the plan year bears to the total compensation of all eligible employees for the plan year. Under the ESOP, 1,269,600 shares are to be distributed over the 10-year period beginning in 1994.

     In 1994, the ESOP obtained a term loan (the Loan) of $12,696,000 from the Company and utilized the proceeds to acquire shares of common stock. The Loan bears interest at the prime rate and is payable to the Company in annual installments of principal and interest commencing December 31, 1994. The Bank, to the extent permissible by law and regulatory authority, has guaranteed repayment of the Loan.

     In fiscal 1996, 1995, and 1994, total compensation expense under the ESOP was $2,069,000, $1,857,000, and $546,000, respectively. Total expense under the Company's money purchase pension plan, which was terminated upon inception of the ESOP, equaled $352,000 in 1994.

     The following table summarizes shares of Company common stock held by the
ESOP:

December 31,                                            1996             1995
-----------------------------------------------------------------------------
Shares allocated to participants                     302,522          181,570
Unallocated and unearned shares                      961,070        1,088,030
-----------------------------------------------------------------------------
                                                   1,263,592        1,269,600
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Fair value of unearned ESOP shares               $18,861,000      $15,912,000
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

13.  STOCK OPTION PLANS

The Company has two stock option plans: the Option Plan is for the benefit of officers and other key employees of the Company or its subsidiaries, while the Option Plan for Outside Directors is for the benefit of the outside directors. Both plans were approved by the Company's stockholders on May 19, 1995. Under the original terms of the Option Plan and the Option Plan for Outside Directors, 1,522,000 and 341,000 shares of authorized but unissued common stock, respectively, were reserved for issuance.

     The Option Plan and the Option Plan for Outside Directors authorize the Stock Incentive Compensation Committee of the Board of Directors to administer the respective plans and make recommendations to award stock options to officers, key employees, and outside directors, as applicable. Stock options are granted at the discretion of the Stock Incentive Compensation Committee. Stock options must be granted at an option price equal to the fair market value of the Company's common stock on the date of grant and have a maximum 10-year term. Options granted are exercisable in increments of 20% per year commencing one year after the date of grant.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, which also requires that the information be determined as if the Company had accounted for its stock options granted subsequent to December 31, 1994, under the fair value method of SFAS No. 123. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                         1996             1995
--------------------------------------------------------------------------------
Risk-free interest rates                                6.37%            6.60%
Dividend yields                                         2.11%            2.48%
Volatility factors of the expected market
  price of common stock                                 0.14             0.21
Weighted-average estimated life of the
  options in years                                       7.0              7.0

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option vesting period. The Company's pro forma information is as follows:

                                                        1996             1995
-----------------------------------------------------------------------------
Pro forma net income                             $11,294,000      $16,324,000
Pro forma earnings per share                            0.72             0.96

The following table sets forth activity relating to stock options under the Option Plan for the years ended December 31:

                                                1996                       1995
--------------------------------------------------------------------------------
                                           Weighted-                  Weighted-
                                             Average                    Average
                                            Exercise                   Exercise
                                Options        Price       Options        Price
--------------------------------------------------------------------------------
Outstanding at beginning
  of year                     1,365,578       $12.19             -       $    -
Granted                          36,647        15.61     1,365,578        12.19
Exercised                       (20,244)       12.00             -            -
Forfeited                       (75,044)       12.00             -            -
Outstanding at end
  of year                     1,306,937        12.30     1,365,578        12.19

Exercisable at end of year      251,695        12.21             -            -

Weighted-average fair
  value of options granted
  during the year                 $4.12                      $3.42

     The exercise prices for Option Plan options outstanding as of December 31, 1996, ranged from $12.00 to $15.75. The weighted-average remaining contractual life of those options is 8.5 years.

      The following table sets forth activity relating to stock options under the Option Plan for Outside Directors for the years ended December 31:

                                                1996                       1995
--------------------------------------------------------------------------------
                                           Weighted-                  Weighted-
                                             Average                    Average
                                            Exercise                   Exercise
                                Options        Price       Options        Price
--------------------------------------------------------------------------------

Outstanding at beginning
  of year                       248,000       $12.00             -      $     -
Granted                          62,000        16.38       248,000        12.00
Exercised                             -               -          -            -
Forfeited                       (24,800)       12.00             -            -
Outstanding at end
  of year                       285,200        12.95       248,000        12.00

Exercisable at end of year       49,600        12.00             -            -

Weighted-average fair
  value of options granted
  during the year                 $3.87                      $3.39

The exercise prices for Option Plan for Outside Directors options outstanding as of December 31, 1996, ranged from $12.00 to $17.88. The weighted-average remaining contractual life of those options is 8.6 years.

14.  MANAGEMENT RECOGNITION AND
     RETENTION PLAN (MRP)

The Company has a MRP for the benefit of officers and key employees of the Company that was approved by the Company's stockholders on May 19, 1995. Under the original terms of the MRP, 745,200 shares of authorized but unissued stock were reserved for issuance.

     The MRP authorizes the Stock Incentive Compensation Committee to administer and make recommendations to award stock to participants. Stock awards granted under the MRP vest at a rate of 20% per year commencing one year after the date of grant. For the years ended December 31, 1996 and 1995, 13,472 and 452,089 shares, respectively, were granted. Expense under the MRP equaled $1,081,000 and $645,000 for the years ended December 31, 1996 and 1995, respectively.

     The following table sets forth activity relating to the MRP for the years ended December 31:

                                                           1996            1995
--------------------------------------------------------------------------------
MRPs outstanding on January 1                           452,089               -
Granted                                                  13,472         452,089
Issued                                                  (89,775)              -
Forfeited                                               (23,420)              -
--------------------------------------------------------------------------------
MRPs outstanding at December 31                         352,366         452,089
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

15.  FINANCIAL INSTRUMENTS WITH
     OFF-BALANCE SHEET RISK

In the normal course of business, the Company is party to financial instruments with off-balance-sheet risk. These financial instruments consist of commitments to extend credit and forward commitments to sell mortgage loans. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of condition. The contract amounts reflect the extent of involvement the Company has in particular classes of financial instruments.

     The Company's maximum exposure to credit loss for commitments to extend credit and unused equity lines of credit is represented by the contract amount of those instruments. Forward commitments to sell loans do not represent exposure to credit loss.

     Financial instruments whose contract amounts represent credit and interest rate risk at December 31 are as follows:


                                                           1996            1995
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)

COMMITMENTS TO EXTEND CREDIT
Fixed rate (weighted-average interest
  rate: 8.00% in 1996 and 1995)                         $ 2,039         $ 1,776
Adjustable rate                                          51,170          38,747
Equity lines of credit                                    7,459           4,229
Unused credit card lines                                      -          39,929

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and generally require payment of a fee. As some commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates the credit-worthiness of each customer on a case by case basis. The Company extends credit only on a secured basis. Collateral obtained varies, but consists primarily of one- to four-family residences.

     Commitments to extend credit on a fixed rate basis expose the Company to interest rate risk if market rates of interest substantially increase during the commitment period.

     The Company had forward commitments to sell mortgage loans totaling $18,918,000 at December 31, 1996. The Company did not have any forward commitments to sell mortgage loans at December 31, 1995. Commitments to sell loans expose the Company to market risk if rates of interest decrease during the commitment period. Commitments to sell loans are made to mitigate interest rate risk on commitments to originate mortgage loans and loans held for sale. All loans are sold on a nonrecourse basis and the servicing of these loans may or may not be retained by the Company.

     Except for the above-noted commitments to originate and/or sell mortgage loans in the normal course of business, the Company has not undertaken the use of off-balance-sheet derivative financial instruments for any purpose.

16.  FAIR VALUE OF FINANCIAL INSTRUMENTS

Disclosure of fair value information about financial instruments, whether or not recognized in the statement of condition, for which it is practicable to estimate that value follows. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flow. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized on immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following table presents the carrying amount and fair values of financial instruments as defined by SFAS No. 107:

                                                                           1996                          1995
-------------------------------------------------------------------------------------------------------------
                                                        Carrying           Fair       Carrying           Fair
December 31,                                              Amount          Value         Amount          Value
-------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)

FINANCIAL ASSETS
Cash and cash equivalents                             $   43,298     $   43,298     $   69,571     $   69,571
Investment securities                                    153,501        153,501        137,807        137,807
Mortgage-backed and related securities                   651,443        651,443        804,010        804,010
Loans receivable, net                                  1,466,541      1,460,032      1,010,777      1,040,255
Loans held for sale                                       18,918         18,918              -              -
Investment in Federal Home Loan Bank stock                20,500         20,500         12,802         12,802
Mortgage servicing rights                                    543            624              -              -
Accrued interest receivable                               15,015         15,015         13,754         13,754
-------------------------------------------------------------------------------------------------------------
Total financial assets                                $2,369,759     $2,363,331     $2,048,721     $2,078,199
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
FINANCIAL LIABILITIES
Deposits without stated maturities                   $   545,992     $  545,992     $  568,422     $  568,422
Deposits with stated maturities                        1,172,790      1,179,286        969,664        973,176
Advances from Federal Home Loan Bank                     385,000        382,255        235,000        237,849
Advance payments by borrows for taxes and insurance       11,470         11,470          7,854          7,854
Accrued interest payable                                     518            518            460            460
-------------------------------------------------------------------------------------------------------------
Total financial liabilities                           $2,115,770     $2,119,521     $1,781,400     $1,787,761
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
Off-balance-sheet instruments                         $        -     $      110     $        -     $        -
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

     The following methods and assumptions were used by management in estimating the fair value disclosures for financial instruments:

CASH AND CASH EQUIVALENTS
The carrying amounts reported in the statement of condition for cash and short-term instruments approximate those assets' fair values.

INVESTMENT AND MORTGAGE-BACKED SECURITIES
Fair values for investment and mortgage-backed securities are based on quoted market prices, where available. If quoted market prices are not available, fair value is based on quoted market prices of comparable instruments.

LOANS RECEIVABLE
For mortgage and consumer loans, fair value is based on quoted market prices where available and, where not available, on quoted prices of other mortgage debt with similar characteristics (with appropriate adjustment if necessary).

FEDERAL HOME LOAN BANK STOCK
The fair value of FHLB stock equals its carrying amount because the shares can be resold to the FHLB or other member banks at their carrying amount of $100 per share par value.

MORTGAGE SERVICING RIGHTS
The fair value of mortgage servicing rights is estimated using discounted cash flows based on a current market interest rate.

OFF-BALANCE-SHEET INSTRUMENTS
Fair values for off-balance-sheet instruments (lending commitments) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

DEPOSIT LIABILITIES
The fair value disclosed for non-maturing deposits (e.g., passbook, NOW, and money market deposit accounts) is, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a current market rate calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected maturities on time deposits.

ADVANCES FROM FEDERAL HOME LOAN BANK
The fair value of advances from the FHLB is estimated based on current rates offered by the FHLB.

OTHER ASSETS AND LIABILITIES
Carrying amounts of miscellaneous receivables and liabilities approximate their fair value.

17.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)



YEAR ENDED DECEMBER 31, 1996                         1st Quarter    2nd Quarter     3rd Quarter   4th Quarter
-------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)
Total interest income                                    $37,388        $38,553        $40,238        $41,317
Total interest expense                                    21,393         22,885         24,161         25,496
-------------------------------------------------------------------------------------------------------------
Net interest income                                       15,995         15,668         16,077         15,821
Provision for loan losses                                    800            800            450            450
Non-interest income                                        3,000          1,442          2,126          2,312
Non-interest expense                                      10,415         10,247         20,195         11,108
-------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                          7,780          6,063         (2,442)         6,575
Income taxes (benefit)                                     2,859          2,245         (1,436)         2,396
-------------------------------------------------------------------------------------------------------------
Net income (loss)                                        $ 4,921        $ 3,818       $ (1,006)      $  4,179
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
Earnings (loss) per share                                $  0.31        $  0.25       $  (0.07)      $   0.27
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------


Year Ended December 31, 1995                         1st Quarter    2nd Quarter    3rd Quarter    4th Quarter
-------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)
Total interest income                                    $30,373        $32,746        $33,752        $35,102
Total interest expense                                    15,503         17,266         18,883         20,015
-------------------------------------------------------------------------------------------------------------
Net interest income                                       14,870         15,480         14,869         15,087
Provision for loan losses                                    165            605            525            400
Non-interest income                                        1,053          1,600          1,179          1,474
Non-interest expense                                       9,009          9,435          9,678          9,570
-------------------------------------------------------------------------------------------------------------
Income before income taxes                                 6,749          7,040          5,845          6,591
Income taxes                                               2,458          2,537          2,099          2,414
-------------------------------------------------------------------------------------------------------------
Net income                                               $ 4,291        $ 4,503        $ 3,746        $ 4,177
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
Earnings (loss) per share                                $  0.25        $  0.26        $  0.22        $  0.25
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

18.  CONDENSED FINANCIAL INFORMATION

The condensed statements of condition of Standard Financial, Inc. (Parent Company only) as of December 31, 1996 and 1995, and the related condensed statements of income and cash flows for each of the three periods in the period ended December 31, 1996, are summarized as follows:

CONDENSED STATEMENTS OF CONDITION

December 31,                                                 1996          1995
--------------------------------------------------------------------------------
(IN THOUSANDS)

ASSETS
Cash and cash equivalents                                $     51      $     29
Investment securities available-for-sale                   45,243        56,086
Mortgage-backed securities available-for-sale              10,206        10,289
Investment in subsidiaries                                202,180       203,318
Other                                                      10,748        12,353
--------------------------------------------------------------------------------
Total assets                                             $268,428      $282,075
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Miscellaneous liabilities                              $    350      $  1,189
--------------------------------------------------------------------------------
  Total liabilities                                           350         1,189

Total stockholders' equity                                268,078       280,886
--------------------------------------------------------------------------------
Total liabilities and stockholders' equity               $268,428      $282,075
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CONDENSED STATEMENTS OF INCOME

                                                                    Period From
                                                                  July 28, 1994
                                                                            To
                                                                   December 31,
Year Ended December 31,                        1996         1995           1994
--------------------------------------------------------------------------------
(IN THOUSANDS)

Interest income                             $ 3,717      $ 4,609         $1,968

NON-INTEREST INCOME

Equity in net earnings of subsidiaries        9,658       13,810          5,806

Gain (loss) on sales of investment

  securities available-for-sale               1,563        1,009           (669)
--------------------------------------------------------------------------------
Total income                                 14,938       19,428          7,105

General and administrative expenses          (1,878)      (1,146)          (239)
--------------------------------------------------------------------------------
Income before income taxes                   13,060       18,282          6,866
Federal and state income tax                 (1,148)      (1,565)          (371)
--------------------------------------------------------------------------------
Net income                                  $11,912      $16,717         $6,495
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CONDENSED STATEMENTS OF CASH FLOWS

                                                                                                                Period From
                                                                                                              July 28, 1994
                                                                                                                         To
                                                                                                               December 31,
Year ended December 31,                                                                 1996         1995              1994
---------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)

OPERATING ACTIVITIES
Net income                                                                          $ 11,912     $ 16,717          $  6,495
Adjustment to reconcile net income to net cash provided by operating activities:
  Amortization of premiums and discounts                                              (1,463)        (472)             (371)
  ESOP and MRP expense                                                                 3,150        2,503               546
  (Gain) loss on sale of investment securities available-for-sale                     (1,563)      (1,009)              669
  Undistributed earnings of subsidiaries                                              (9,658)     (13,810)           (5,806)
  Other                                                                               12,803          453            (1,015)
----------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                             15,181        4,382               518

INVESTING ACTIVITIES
Proceeds from sales of investment securities                                         105,682      116,906            39,248
Purchases of investment securities                                                  (364,389)    (163,006)         (173,121)
Proceeds from maturity and repayment of investment securities                        270,184       71,826            55,613
Acquisition of the stock of the Bank                                                       -            -           (91,261)
Purchase of mortgage-backed securities                                                     -       (9,943)                -
Proceeds from maturity and repayment of mortgage-backed securities                        84            8                 -
Capitalization of subsidiaries                                                             -       (1,556)                -
----------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                                   11,561       14,235          (169,521)

FINANCING ACTIVITIES
Net proceeds from stock offering                                                           -            -           182,522
Common stock acquired by ESOP                                                              -            -           (12,696)
Dividends paid                                                                        (5,316)           -                 -
Purchase of treasury stock                                                           (21,674)     (19,411)                -
Stock options exercised                                                                  270            -                 -
----------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities                                  (26,720)     (19,411)          169,826
----------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                                          22         (794)              823
Cash and cash equivalents at beginning of period                                          29          823                 -
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                          $     51     $     29          $    823
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

STANDARD FINANCIAL, INC. CORPORATE INFORMATION

STOCK PRICE INFORMATION

Standard Financial, Inc.'s common stock is traded on the Nasdaq Stock Market under the symbol "STND". Newspaper stock tables list the company as "STD FINCL". The Company declared its first cash dividend of $.08 per share during the first quarter of 1996 and paid $.08 per share during each subsequent quarter of 1996. As of December 31, 1996, the Company had 19,092,585 shares of common stock issued and 16,173,235 shares of common stock outstanding. The table below shows the reported high and low sale prices of the common stock for 1995 and 1996.


                                 DIVIDENDS

1996                                PAID            HIGH            LOW
-----------------------------------------------------------------------
First Quarter                      $0.08          15 1/8         14 1/8
Second Quarter                      0.08          16 1/2         14 1/2
Third Quarter                       0.08          16 1/2         15 1/2
Fourth Quarter                      0.08          21 1/4         16 1/4

1995
-----------------------------------------------------------------------
First Quarter                      $0.00          11 1/4          9 1/2
Second Quarter                      0.00          13 1/4         11
Third Quarter                       0.00          14 3/4         13
Fourth Quarter                      0.00          14 7/8         13 3/8


ANNUAL MEETING OF STOCKHOLDERS

The annual meeting of stockholders of Standard Financial, Inc. will be held at 10:00 a.m. on April 24, 1997, at Marie's Ashton Place, 342 West 75th Street, Willowbrook, Illinois 60515. All stockholders are cordially invited.


ANNUAL REPORT ON FORM 10K
Copies of Standard Financial, Inc.'s Annual Report on Form 10K for the year ended December 31, 1996, as filed with the Securities and Exchange Commission are available without charge to stockholders upon written request to:

     Thomas M. Ryan
     Executive Vice President
     Investor Relations
     Standard Financial, Inc.
     800 Burr Ridge Parkway
     Burr Ridge, Illinois 60521

INVESTOR INFORMATION
Stockholders, investors and analysts interested in additional information may contact:

     Thomas M. Ryan
     Executive Vice President, COO and CFO
              or
     Randall R. Schwartz
     Vice President and General Counsel

STOCK TRANSFER AGENT AND REGISTRAR
Standard Financial, Inc.'s transfer agent, Harris Trust and Savings Bank, maintains all stockholder records and can assist with stock transfer and registration, address change, and changes or corrections in social security or tax identification numbers. If you have any questions, please contact the stock transfer agent at the address below:

     Harris Trust and Savings Bank
     Attention: Stockholder Services
     P.O. Box 755
     Chicago, Illinois 60690
     (312) 461-5754

CORPORATE COUNSEL - CHICAGO, ILLINOIS

     Barack, Ferrazzano, Kirschbaum & Perlman
     333 West Wacker Drive
     Suite 2700
     Chicago, Illinois 60606

INDEPENDENT AUDITORS

     Ernst & Young LLP
     233 South Wacker Drive
     Chicago, Illinois 60606

CORPORATE OFFICE

     Standard Financial, Inc.
     800 Burr Ridge Parkway
     Burr Ridge, Illinois 60521
     (630) 986-4900

STANDARD FINANCIAL, INC. AND STANDARD FEDERAL BANK FOR SAVINGS OFFICERS AND DIRECTORS

EXECUTIVE OFFICERS


DAVID MACKIEWICH
President, Chief Executive Officer
and Chairman of the Board

THOMAS M. RYAN
Executive Vice President, Chief Operating Officer and Chief Financial Officer

KURTIS D. MACKIEWICH
Senior Vice President

RUTA M. STANIULIS
Senior Vice President

LEONARD A. METHENY, SR.
Vice President and Corporate Secretary

RANDALL R. SCHWARTZ
Vice President and General Counsel

ROBERT R. HARRING, III
President, Standard Financial Mortgage Corporation
Vice President, Standard Federal Bank for savings

BOARD OF DIRECTORS

DAVID MACKIEWICH
President, Chief Executive Officer
and Chairman of the Board

STASYS J. BARAS
Senior Vice President, Retired
Standard Federal Bank for savings

FRED V. GWYER, M.D.
Physician, Retired

TOMAS KISIELIUS, M.D.
Physician

GEORGE LANE
President
Creative Business Forms and Supplies, Inc.

JACK LEVY
President
Jack Levy Associates

ALBERT M. PETKUS
Executive Vice President
Universal Financial Products Corp.

SHARON REESE DALENBERG
President
The Astor Group

President
Continental Courier Ltd.

President
Errand Boy, Inc.

THOMAS M. RYAN
Executive Vice President, Chief Operating Officer and Chief Financial Officer

                                     [LOGO]





                             800 Burr Ridge Parkway
                              Burr Ridge, IL  60521
                                 (630) 986-4900